Exhibit 99.6

First Quarterly Report

on the Economy, Fiscal Situation,

and Outlook

Fiscal Year 2006/07

Three Months

April – June 2006

Ministry of Finance

www.gov.bc.ca

British Columbia Cataloguing in Publication Data

British Columbia. Ministry of Finance.

Quarterly report on the economy, fiscal situation and Crown corporations. — ongoing–

Quarterly.

Title on cover: Quarterly report.

Continues: British Columbia. Ministry of Finance.

Quarterly financial report. ISSN 0833-1375.

ISSN 1192-2176 — Quarterly Report on the economy, fiscal situation and Crown corporations.

1. Finance, Public — British Columbia — Accounting — Periodicals. 2. British Columbia — Economic conditions — 1945–         — Periodicals.*

3. Corporations, Government — British Columbia — Accounting — Periodicals. I. Title.

HJ13.B77          354.711’007231’05

TABLE OF CONTENTS

2006/07 First Quarterly Report	September 15, 2006

Summary		3

Part One — Updated Financial Forecast

Introduction		6

Revenue		6

Commercial Crown corporations income		12

Expense		16
Consolidated revenue fund expense		16
Negotiating Framework incentive payments		18
Other expenses		19

Full-time equivalents (FTE’s)		19

Provincial capital spending		20

Provincial debt		23
Taxpayer-supported debt		24
Self-supported debt		25

Risks to the fiscal plan		25

Tables:
1.1	Fiscal Plan Update – Changes from Budget 2006	7
1.2	Revenue by Source: 2005/06 – 2008/09	9
1.3	Expense by Ministry, Program and Agency: 2005/06 – 2008/09	10
1.4	Assumptions Underlying Main Revenue Changes	11
1.5	Pressures Notionally Allocated to the Contingencies Vote	17
1.6	Capital Spending – Changes from Budget 2006	20
1.7	Capital Spending: 2005/06 – 2008/09	21
1.8	Capital Expenditure Projects Greater Than $50 Million	22
1.9	Debt Summary – Changes from Budget 2006	23
1.10	Debt Summary: 2005/06 – 2008/09	24

Topic Box:
Softwood Lumber Agreement		14

Part Two — Economic Review and Outlook

Summary		27

Comparison to private sector forecasts		27

Recent economic developments		29

External environment		29
United States and Canada		29
Financial markets		33
Commodity markets		35

British Columbia economic forecast		36
External trade		37
Labour market		38
Demographic developments		39
Domestic demand		39

Medium-term outlook		42

Risks to the forecast		43

Tables:
2.1	British Columbia Economic Indicators	29
2.2	First Quarterly Economic Forecast: Key Assumptions	32
2.3	Private Sector Canadian Three Month Treasury Bill Interest Rate Forecasts	34
2.4	Private Sector Exchange Rate Forecasts	35
2.5	First Quarterly Economic Forecast: Key Indicators	37
2.6	Current Economic Statistics	44
2.7.1	Gross Domestic Product: British Columbia	45
2.7.2	Components of Nominal Income and Expenditure	46
2.7.3	Labour Market Indicators	46
2.7.4	Major Economic Assumptions	47

Appendix

Financial Results: Three Months Ended June 30, 2006 and 2006/07 Full-Year Forecast

Tables:
A.1	Operating Statement	49
A.2	Revenue by Source	50
A.3	Expense by Ministry, Program and Agency	51
A.4	Expense by Function	52
A.5	Capital Spending	53
A.6	Provincial Debt	54

Updated Financial Plan: 2006/07 - 2008/09

A.7	Revenue Assumptions – Changes from Budget 2006	55
A.8	Natural Gas Price Forecasts	59
A.9	Expense Assumptions – Changes from Budget 2006	60
A.10	Expense by Function	61
A.11	Taxpayer-Supported Entity Operating Statements	62
A.12	Full-Time Equivalents	65
A.13	Statement of Financial Position	66

SUMMARY

2006/07 First Quarterly Report	September 15, 2006

			2006/07
	2005/06	2006/07	Updated	Updated Plan
($ millions)	Actual	Budget	Forecast	2007/08	2008/09
Revenue	35,947	35,364	36,386	37,053	37,723
Expense	(32,177)	(33,914)	(34,346)	(35,203)	(35,898)
Negotiating Framework incentive payments	(710)	—	(290)
Surplus before forecast allowance	3,060	1,450	1,750	1,850	1,825
Forecast allowance	—	(850)	(550)	(550)	(400)
Surplus	3,060	600	1,200	1,300	1,425
Capital spending:
Taxpayer-supported capital spending	3,092	3,488	3,749	3,427	3,070
Total capital spending	3,896	4,826	4,978	4,839	4,655
Provincial Debt:
Taxpayer-supported debt	27,175	27,883	27,902	28,465	28,428
Total debt	34,356	36,590	36,113	37,248	37,888%
Taxpayer-supported debt-to-GDP ratio	16.2%	15.8%	15.7%	15.2%	14.5%
Total debt-to GDP ratio	20.4%	20.7%	20.3%	20.0%	19.3%

Stronger Fiscal Plan and Economic Performance

•                  BC’s fiscal outlook has improved since budget mainly as a result of stronger economic performance. The surplus for 2006/07 is now forecast to be $1.2 billion, up from the $600 million expected at budget. Improved surpluses are also expected in 2007/08 and 2008/09. Significant forecast allowances are included in the updated fiscal plan in recognition of risks to the economic forecast and volatility in the resource sector.

Fiscal outlook significantly improved

•                  Solid employment gains, continued strength in housing market activity and stronger retail sales have resulted in an improved economic outlook for 2006 with economic growth now forecast at 3.6 per cent compared to 3.3 per cent at budget. For 2007, BC’s economic growth remains unchanged from budget at 3.1 per cent reflecting cautious assumptions for growth in the US.

BC economic growth prospects improve for 2006

Sources: B.C. Ministry of Finance

•                  The main revenue improvements arise from increased taxation revenue forecasts, as well as increased net income for BC Hydro reflecting future rate increase assumptions. However, natural gas royalty revenues are down by $774 million in 2006/07 as natural gas prices have fallen significantly since budget.

•                  Government continues to maintain its commitment to keeping capital outlays for schools, health facilities, roads and post-secondary institutions affordable. While the updated capital plan has increased since budget, the debt forecast is lower in each of the three years. This is due to lower than forecast opening debt balances and the use of accumulated cash balances to finance additions to the capital plan.

Capital plan remains affordable

•                  The taxpayer-supported debt-to-GDP ratio, a key measure of fiscal sustainability, continues its downward trend by falling to 15.7 per cent in 2006/07, and to 15.2 per cent and 14.5 per cent in 2007/08 and 2008/09, respectively.

Taxpayer debt to GDP ratio trends down

Risks and Pressures

•                  Although economic performance in BC continues to be strong, the fiscal plan continues to be faced with risks and pressures from both internal and external sources.

•                  Natural resource revenues continue to be volatile, posing a significant risk to the fiscal plan. The updated natural gas forecast shows a price reduction of $2.34 in 2006/07 and $0.85 in 2007/08. Each $1 change in natural gas prices equals approximately $300 million in revenue changes for the province.

Natural gas remains volatile

Source: BC Ministry of Energy, Mines and Petroleum Resources; Ministry of Finance

•                  For the purposes of the fiscal plan update, government has assumed the status quo with regards to the softwood lumber dispute pending passage of legislation by the federal government to implement the proposed agreement withthe US. The agreement is expected to provide greater certainty to BC’s forest industry, despite potential instability in times of lower lumber prices. A topic box detailing the range of estimated fiscal impacts and risks is included on page 14 of this report.

•                  Slower than forecast growth in the US economy, in line with the weakening US housing market, poses further risk to the economic outlook for both BC and Canada as a whole.

US housing market weakening

Source: National Association of Home Builders

•                  Total government spending in 2006/07 is now forecast to be $722 million higher than budget, due to higher forest fire costs; additional spending by school districts, universities and colleges, and health authorities (SUCH sector); and Negotiating Framework incentive payments for agreements successfully concluded in 2006/07.

•                  Budget 2006 included $1 billion for Negotiating Framework incentive payments in 2005/06. Of this total, $710 million was used to fundsuccessfully negotiated agreements expiring before March 31, 2006. The remaining $290 million is available to fund agreements concluded in 2006/07. Government will table Supplementary Estimates to authorize this spending at the next sitting of the Legislative Assembly. In the interim, funding for these payments will be provided within the contingencies vote.

•                  The 2007/08 and 2008/09 revised spending forecasts reflect the elimination of $152 million in annual federal funding under the Early Learning and Child Care agreement.

•                  In addition to these forecast spending changes, there are a number of pressures impacting the fiscal plan, including cost pressures identified by health authorities. The Ministries of Health and Finance are working with health authorities to determine the assumptions underlying these pressures.

•                  Despite a robust economy and an improved fiscal outlook, risks and pressures, including volatile natural resource revenues, require that suitable forecast allowances be retained within the fiscal plan to help ensure fiscal plan targets continue to be met.

Choices Ahead

•                  Increased surpluses provide more opportunities and choices for British Columbians. However, these choices must take into consideration the need for balanced budgets both today and in the years ahead.

•                  A committee of the Legislative Assembly will be seeking public input to the February 2007 budget and will be holding public meetings in selected communities throughout BC beginning in late September through to October. The committee will issue a report on its findings to the Legislature no later than November 15, 2006.

PART ONE — UPDATED FINANCIAL FORECAST (1)

2006/07 First Quarterly Report	September 15, 2006

Introduction

Stronger revenues reflecting continued strong economic performance are the primary driver of improved surplus forecasts in the three year fiscal plan. The surplus for 2006/07 is now forecast to be $1.2 billion, up $600 million from budget. Improved surpluses are also expected for 2007/08 and 2008/09.

Compared to budget overall revenues are up $1.0 billion in 2006/07 and 2007/08 and $1.1 billion in 2008/09. Higher taxation revenues and higher net income from BC Hydro are expected in all three years of the fiscal plan. These increases are partially offset by a $774 million reduction in natural gas revenues in 2006/07, as prices have fallen since budget.

Total government spending is now forecast to be $722 million higher than budget in 2006/07, due to higher forest fire costs; additional spending by school districts, universities and colleges, and health authorities (largely funded by higher own source revenues); and Negotiating Framework incentive payments for agreements successfully concluded in 2006/07.

Government continues its commitment to ensuring capital spending for schools, roads and hospitals is affordable. Updated capital spending is $431 million higher than budget over the three years, reflecting additional investments in the health and education sectors. However, this increase will be financed through use of accumulated cash balances rather than additional debt. The debt forecast is lower than budget in each of the next three years, and the key taxpayer-supported debt to GDP ratio is projected to decline from 16.2 per cent at March 31, 2006 to 14.5 per cent by the end of 2008/09.

Despite a robust economy and improved fiscal outlook, there are a number of risks and pressures to the fiscal plan, including volatile natural resource revenues. As a result, significant forecast allowances have been retained within the fiscal plan to help ensure fiscal plan targets continue to be met.

The main changes to the fiscal plan are summarized in Table 1.1.

Financial results for the April to June quarter are found in tables A.1 to A.6.

Revenue

The revised revenue forecast incorporates updated economic and commodity price forecasts since the Budget 2006 projections. The forecast also incorporates final results for 2005/06 released in the Public Accounts on July 17, 2006 and actual revenue results recorded for the April to June 2006 period. For the purposes of the fiscal plan update, government has assumed the status quo with regard to the softwood lumber dispute pending passage of legislation by the federal government to implement the proposed agreement with the US. See the topic box on page 14 for more information.

(1) Reflects information available and government policy as at September 1, 2006.

Updated Financial Forecast

Table 1.1   Fiscal Plan Update – Changes from Budget 2006

($ millions)	2006/07	2007/08	2008/09
Budget 2006 Fiscal Plan (February 21, 2006)	600	400	150
First Quarterly Report Forecast Updates:
Revenue increases (decreases):
Personal income tax:
– Prior-year adjustment – stronger 2005 tax assessments	191	—	—
– Base – higher 2005 base and improved 2006 economic growth	166	136	122
Corporate income tax – improved corporate profit outlook	159	211	94
Social service tax – higher 2005/06 results and stronger 2006 economic growth	185	198	202
Fuel tax – lower sales volumes resulting from high pump prices	(16)	(34)	(54)
Property tax – higher property tax base	27	36	39
Property transfer tax – strong housing market	150	125	100
Insurance premium tax	21	27	32
Natural gas royalties – lower natural gas prices in 2006/07 and 2007/08	(774)	(319)	74
Other energy and mineral sources – higher metal prices and average bid price for Crown land drilling rights, partially offset by lower electricity prices	15	101	49
Forest revenue – higher interior harvest volumes and stumpage rates	103	195	174
Medical Services Plan revenue – higher 2005/06 results and less premium assistance take-up	59	61	61
Miscellaneous revenue – improved school-generated funds in school districts and higher outlook from health authorities	109	115	63
Federal transfers:
Health and social transfers:
– Cancellation of federal funding for Early Learning and Child Care	—	(152)	(152)
– Mainly tax point losses due to weaker national income tax bases and stronger BC economic growth	18	(136)	(188)
Other transfers – increased ministry recoveries for Canada Study Grants and the Millennium Scholarship Fund and direct post-secondary research grant funding	113	43	38
All other taxpayer supported changes	71	2	38
Commercial Crown corporation net income:
BC Hydro – primarily impact of rate increases	377	279	400
ICBC – primarily higher premium revenue	67	54	36
Other Crown corporation changes – mainly timing of BCRC asset dispositions	(19)	21	4
Total revenue changes	1,022	963	1,132
Less: expense increases (decreases):
Negotiating Framework incentive payments (for contracts ratified after March 31, 2006)	290	—	—
Forest fire costs	115	—	—
Children and Family Development – cancellation of federal funding for Early Learning and Child Care	—	(152)	(152)
Forests and Range – housing program enhancements	—	31	27
Transportation – accelerated vessel replacement on BC Ferry Services’ northern routes	—	13	13
Aboriginal Relations and Reconciliation – revenue sharing agreement	—	3	3
Interest costs – mainly reduced operating debt levels	—	(30)	(52)
CRF expense changes	405	(135)	(161)
Increased ministry expenditures recoverable mainly from the federal government	94	43	10
Taxpayer-supported Crown corporations and agencies and other net spending changes	5	(1)	(37)
SUCH sector and regional authorities:
School districts – revised spending estimates for additional staffing	29	82	58
Post-secondary institutions – decreases reflect additional funding	47	(55)	(111)
Health authorities – increases in staffing levels	142	129	98
Total expense changes	722	63	(143)
Subtotal	300	900	1,275
Forecast allowance decrease	300	—	—
Total changes to Fiscal Plan	600	900	1,275
Updated Fiscal Plan	1,200	1,300	1,425

Government revenue is expected to be $1,022 million, $963 million and $1,132 million higher than the budget forecast for 2006/07, 2007/08 and 2008/09, respectively. This is mainly due to improved revenues from taxation, other taxpayer-supported sources and commercial Crown corporation net incomes. These improvements are partially offset by lower natural resource revenue in the first two years of the plan and reduced federal contributions over the last two years of the plan.

The main changes from the Budget 2006 three year revenue outlook are:

•              Personal income tax revenue is forecast to be $357 million above budget in 2006/07 including a one-time $191 million prior-year adjustment due to stronger 2005 tax assessments. Forecast adjustments reflecting the increased tax base are $166 million, $136 million and $122 million over the three year plan, consistent with the revised personal income growth assumptions.

•              The updated corporate income tax revenue forecast is up $159 million, $211 million and $94 million over the three year plan mainly due to higher BC corporate profit projections beginning in 2005.

•              Social service tax revenue is forecast to be $185 million above budget in 2006/07 rising to a $202 million improvement in 2008/09 mainly due to higher 2005/06 year-end results and improved economic growth in 2006.

•              Fuel tax revenue is down $16 million in 2006/07, $34 million in 2007/08 and $54 million in 2008/09 as the impact of high pump prices is expected to dampen growth in demand for gasoline and diesel fuel.

•              Property tax revenue is expected to be up $27 million in 2006/07, rising to $39 million in 2008/09 reflecting higher preliminary 2006 property tax assessment values.

•              In 2006/07, property transfer tax revenue is forecast to be $150 million higher than budget reflecting the continued strong housing market. The improvement from plan over the next two years is $125 million and $100 million as the forecast assumes moderation in average house prices and market activity.

•              Insurance premium tax revenue is expected to be up $21 million in 2006/07 rising to $32 million in 2008/09 mainly due to higher 2005/06 year-end results.

•              Natural gas royalties are forecast to be down $774 million from budget in 2006/07 and $319 million in 2007/08 as natural gas prices are expected to be $2.34 and $0.85 (Canadian dollars per gigajoule at plant inlet) lower than assumed at budget. Royalties are up $74 million in 2008/09 mainly due to a higher natural gas price forecast. Revenue from other energy and mineral sources is expected to be up $15 million in 2006/07, $101 million in 2007/08 and $49 million in 2008/09 mainly due to the effects of higher metals and oil prices and increased bid prices for the sale of Crown land drilling rights, partially offset by lower electricity prices, reduced coal volumes and a higher Canadian dollar.

•              Forests revenue is up $103 million, $195 million and $174 million over the three years mainly due to higher interior Crown harvest volumes and stumpage rates, partially offset by a higher exchange rate. Higher stumpage rates result from the Market Pricing System implemented on July 1, 2006. Over the medium term, however, rates can be expected to fall reflecting reduced log values mainly due to the effects of mountain pine beetle

Table 1.2 Revenue by Source: 2005/06 – 2008/09

	Actual	Forecast	Updated Plan
($ millions)	2005/06	2006/07	2007/08	2008/09
Taxation:
Personal income	5,838	6,204	6,355	6,739
Corporate income	1,426	1,496	1,429	1,415
Social service	4,367	4,559	4,783	5,032
Fuel	911	907	919	930
Tobacco	701	705	705	705
Property	1,718	1,753	1,839	1,922
Property transfer	843	900	850	800
Other (1)	625	601	615	632
	16,429	17,125	17,495	18,175
Natural Resources:
Natural gas royalties	1,921	1,503	1,937	1,928
Columbia River Treaty	319	245	295	270
Other energy, metals and minerals	797	913	842	730
Forests	1,214	1,186	1,167	1,139
Water and other resources	316	349	372	397
	4,567	4,196	4,613	4,464
Other Revenue
Medical Services Plan premiums	1,467	1,473	1,482	1,490
Post-secondary education fees	892	930	961	1,000
Other health-care related fees	204	206	199	199
Motor vehicle licences and permits	403	409	423	434
Other fees and licences	683	686	707	688
Investment earnings	948	843	855	885
Sales of goods and services	765	647	675	698
Miscellaneous (2)	1,605	1,615	1,638	1,661
	6,967	6,809	6,940	7,055
Contributions from the federal government
Health and social transfers	4,220	4,421	4,636	4,678
Equalization	590	459	—	—
Other federal contributions (3)	976	980	918	872
	5,786	5,860	5,554	5,550
Taxpayer-supported programs and agencies	33,749	33,990	34,602	35,244

Commercial Crown corporation net income
BC Hydro	266	395	414	433
Liquor Distribution Branch	800	800	821	839
BC Lotteries (net of payments to the federal government)	914	932	971	1,026
BCRC (4)	10	64	42	2
ICBC (5)	191	198	180	156
Other	17	7	23	23
	2,198	2,396	2,451	2,479
Total revenue	35,947	36,386	37,053	37,723

(1)          Composed of revenue from corporation capital tax, insurance premium tax and hotel room tax.

(2)          Includes asset dispositions, reimbursements for health care and other services provided to external agencies, and other recoveries.

(3)          Includes contributions for health, education, housing and social service programs, and transportation projects.

(4)          The projections represent BC Rail’s earnings during government’s fiscal year. On BC Rail’s fiscal year basis (December), the outlook is – 2006: $98 million; 2007: $42 million; 2008: $2 million.

(5)          The projections represent ICBC’s earnings during government’s fiscal year. On ICBC’s fiscal year basis (December), the outlook is – 2006: $248 million; 2007: $180 million; 2008: $156 million.

Table 1.3   Expense by Ministry, Program and Agency: 2005/06 – 2008/09

	Actual	Forecast	Updated Plan
($ millions)	2005/06	2006/07	2007/08	2008/09
Advanced Education	1,867	1,982	2,057	2,098
Education	5,071	5,196	5,220	5,249
Health (1)	11,413	11,910	12,147	12,290
Subtotal	18,351	19,088	19,424	19,637
Office of the Premier	10	12	12	12
Aboriginal Relations and Reconciliation	33	33	35	35
Agriculture and Lands	179	226	230	210
Attorney General	452	476	480	478
Children and Family Development	1,635	1,836	1,757	1,790
Community Services	258	267	248	255
Economic Development	437	310	210	168
Employment and Income Assistance	1,327	1,369	1,399	1,416
Energy, Mines and Petroleum Resources	67	77	72	72
Environment	173	194	229	229
Finance	67	84	84	84
Forests and Range	810	1,048	992	1,003
Labour and Citizens’ Services	188	206	192	184
Public Safety and Solicitor General	515	548	556	556
Small Business and Revenue	44	45	45	45
Tourism, Sport and the Arts (1)	180	209	126	102
Transportation	829	839	852	854
Total ministries and Office of the Premier	25,555	26,867	26,943	27,130
Legislation	46	51	51	52
Officers of the Legislature	42	27	24	24
BC Family Bonus	37	23	16	13
Management of public funds and debt	593	618	621	583
Contingencies – new programs	320	320	360	360
Contingencies – Negotiating Framework	—	420	895	1,420
Other appropriations	(3)	9	9	6
Subtotal	26,590	28,335	28,919	29,588
First Nations New Relationships Fund	100	—	—	—
Consolidated revenue fund sub-total	26,690	28,335	28,919	29,588
Negotiating Framework incentive payments	710	290	—	—
Consolidated revenue fund total expense	27,400	28,625	28,919	29,588
Expenses recovered from external entities	1,841	1,779	1,757	1,742
Grants to agencies and other internal transfers:
Taxpayer-supported Crown agencies	(1,102)	(696)	(660)	(687)
School districts	(4,344)	(4,555)	(4,565)	(4,571)
Universities	(1,108)	(1,123)	(1,164)	(1,184)
Colleges, university colleges and institutes	(833)	(775)	(789)	(806)
Health authorities and hospital societies	(7,659)	(7,919)	(7,962)	(8,013)
Children and Family Development governance authorities	(445)	(620)	(720)	(1,187)
	(15,491)	(15,688)	(15,860)	(16,448)
Taxpayer-supported Crown agencies	2,141	1,829	2,036	1,993
SUCH sector and regional authorities:
School districts	4,612	4,958	4,988	4,974
Universities	2,449	2,637	2,708	2,801
Colleges, university colleges and institutes	1,252	1,297	1,323	1,355
Health authorities and hospital societies (2)	8,242	8,580	8,611	8,676
Children and Family Development governance authorities	441	619	721	1,217
	19,137	19,920	20,387	21,016
Net spending of Crown agencies and the SUCH sector	3,646	4,232	4,527	4,568
Total taxpayer-supported expense	32,887	34,636	35,203	35,898

(1)          The 2005/06 actuals and fiscal plan have been restated to reflect the transfer of the ActNow BC! initiative from the Ministry of Health to the Ministry of Tourism, Sport and the Arts.

(2)          Excludes inter-entity transactions between health authorities and hospital societies.

Table 1.4   Assumptions Underlying Main Revenue Changes

	February 21, 2006				September 15, 2006
	2006	2007	2008	2009	2006	2007	2008	2009
Personal income	5.2%	4.7%	4.5%	4.5%	5.8%	4.0%	4.5%	4.5%
Labour income	5.1%	5.1%	4.9%	4.9%	6.9%	4.0%	4.8%	4.8%
Corporate profits	7.8%	5.2%	5.0%	5.0%	5.6%	7.8%	5.6%	5.0%
Employment	2.0%	2.0%	2.0%	1.9%	2.9%	2.0%	1.9%	1.9%
Population	1.1%	1.3%	1.2%	1.3%	1.2%	1.2%	1.2%	1.3%
Retail sales	5.7%	5.1%	5.1%	5.2%	6.3%	5.1%	5.1%	5.2%
Nominal GDP	5.7%	4.7%	4.7%	4.7%	5.9%	5.0%	5.0%	4.6%
Real GDP	3.3%	3.1%	3.1%	3.1%	3.6%	3.1%	3.1%	3.1%
Exchange rate	86.2	85.2	85.0	85.0	88.4	88.3	88.0	88.0
SPF 2X4 price	$338	$300	$300	$300	$309	$300	$300	$300
($US/1000 bd ft)
Hemlock price	$556	$550	$550	$550	$588	$600	$600	$600
($US/1000 bd ft)
Pulp price ($US/tonne)	$600	$600	$600	$600	$667	$675	$675	$675

	2006/07	2007/08	2008/09	2009/10	2006/07	2007/08	2008/09	2009/10
Natural gas price	$8.55	$8.27	$6.87	$6.24	$6.21	$7.42	$7.21	$6.47
($Cdn/gigajoule, plant inlet)
Electricity price	$71	$72	$66	$62	$56	$67	$64	$60
(Mid-Columbia, $US/mega-watt hour)
Crown harvest volumes (million cubic metres)
Interior	52.0	52.0	52.0	52.0	56.0	54.0	54.0	54.0
Coast	16.0	16.0	16.0	16.0	16.0	16.0	16.0	16.0
Total	68.0	68.0	68.0	68.0	72.0	70.0	70.0	70.0

infestation. For the purposes of the fiscal plan update, government has assumed the status quo with regard to the softwood lumber dispute pending passage of legislation by the federal government to implement the proposed agreement with the US. See the topic box on page 14 for more information.

•              Medical Service Plan premium revenue is forecast to be $59 million, $61 million and $61 million higher than budget mainly due to higher 2005/06 results and an improved economic outlook resulting in fewer people seeking premium assistance.

•              Over the three years, revenue from miscellaneous sources is up $109 million, $115 million and $63 million mainly due to higher school-generated funds in school districts and an improved own-source revenue outlook from health authorities.

•              Compared to budget, health and social transfers are up $18 million in 2006/07 and down $288 million and $340 million in 2007/08 and 2008/09 respectively. The revisions in 2007/08 and 2008/09 include $152 million less revenue reflecting the elimination of Early Learning and Child Care funding. The remaining $136 million and $188 million reductions in 2007/08 and 2008/09 mainly reflect the impact on transfer entitlements due to changes in tax points associated with a lower federal government forecast of national income tax bases and stronger BC economic growth.

•              Other federal transfers are up $113 million in 2006/07, $43 million in 2007/08 and $38 million in 2008/09 mainly due to increased recoveries for ministry program spending such as Canada Study Grants and Millennium Scholarship Funds (Advanced Education) and Justice Services (Attorney General), as well as higher direct funding to post-secondary institutions in support of research grants.

Commercial Crown corporations income

•              BC Hydro’s three year earnings projection is forecast to increase by $377 million in 2006/07, by $279 million in 2007/08, and by $400 million in 2008/09 compared to Budget 2006. The revisions primarily reflect the rate increases in BC Hydro’s revenue requirements application currently under consideration by the BC Utilities Commission (BCUC). Other changes include higher trade income, lower energy and interest costs, and the inclusion of regulatory transfers in the net income from BC Hydro.

The BCUC authorized an interim 4.65 per cent rate increase effective July 1, 2006. BC Hydro has also requested a further rate increase of 0.63 per cent effective April 1, 2007. While the forecast assumes the rate increases will be approved, the BCUC has not made its final determination on the application. In order to cover increased costs and maintain the return on equity mandated by the BCUC, BC Hydro has projected that it will require an additional rate increase effective April 1, 2008. However, future developments on energy prices, demand and costs will impact this projection, and any rate increase requested by BC Hydro will be subject to BCUC review and approval.

While projected energy trade revenue has declined since budget, trade income has increased due to improved margins resulting from lower forward energy prices. These market conditions are not expected to continue, and the 2007/08 and 2008/09 trade income projections remain unchanged. Domestic energy costs are lower than Budget 2006 due to lower energy prices and to higher than expected inflows into reservoirs, increasing production of less expensive hydro-generated electricity.

Operating expense projections have increased primarily due to an adjustment to regulatory assets in order to conform to the new accounting guidelines for rate-regulated entities. As well, the impact of the new accounting guidelines has reduced amortization expense. These accounting changes have no impact on net income as there is an offsetting adjustment to regulatory accounts, which are now included in government’s reporting on BC Hydro results. Interest costs are lower due to a general reduction in debt levels carried forward from the previous year.

The Canadian Institute of Chartered Accountants recently ruled that regulatory accounts should be included when reporting on the financial results of rate-regulated corporations such as BC Hydro. The provincial government began reporting BC Hydro’s net income on this basis beginning with the 2005/06 Public Accounts. Budget 2006 pre-dated this change and did not include regulatory transfers as part of reported income, whereas the current projections include regulatory transfers.

•              BC Rail’s earnings forecast, when adjusted to government’s fiscal years, shows a shift of $20 million from 2006/07 to 2007/08, reflecting changes in the timing of the sale of Vancouver Wharves operations (the land is to be retained by BCRC) and other property sales.

Softwood Lumber Agreement

Introduction

On July 1, 2006, Canada and the United States agreed to draft legal text of a Softwood Lumber Agreement (SLA 2006) and subsequently agreed to clarifications regarding the termination clause. Under the proposed seven-year agreement with the option of a two-year renewal, BC lumber exports to the US would be subject to a border tax with a varying rate depending on lumber prices. The proposed agreement is expected to provide greater certainty to the BC forest industry through established export rules and the cessation of trade actions.

During periods of high prices, BC industry is expected to benefit from the absence of tariffs. However, at low price levels, industry may face border taxes that exceed their current countervailing and anti-dumping duties. The specific implications for forestry firms during periods of low prices are uncertain as they depend on firms’ reactions and strategies as well as cost structures of mills in particular areas.

Any border taxes collected by the federal government and remitted to BC would be a positive to the provincial treasury.

Volatile and Cyclical Influences

The health of the BC forest industry is highly dependent on a number of external economic and market conditions including US housing starts and the strength of the Canadian dollar. In turn, these factors can influence lumber prices and the industry business cycle. Charts 1 and 2 show the historical volatility of spruce-pine-fir (SPF) 2X4 lumber prices and the US/Canadian exchange rate in comparison to the status-quo forecast. For example, while appearing to average around US$300 per thousand board feet (MBF) over time, there are periods when the SPF price is significantly above or below the US$300/MBF average.

Chart 1 – Average monthly SPF 2x4 prices

Sources: Madision’s Canadian Lumber Reporter, BC Ministry of Forests and Range forecast

Chart 2 – Average monthly exchange rate

Sources: Bank of Canada, BC Ministry of Finance forecast

Conditions

Before coming into force, SLA 2006 is subject to a number of conditions, including:

•      Canadian firms must agree to assign 20 per cent of their refunds back to the US;

•      significant litigation relating to the case as named in an annex to the agreement must be terminated;

•      US will not initiate any duty investigations on Canadian softwood lumber and will dismiss any petition, trade action or investigation with respect to Canadian softwood lumber; and

•      US firms representing 60 per cent of US production must agree to file letters stating that they are not injured during the life of the SLA 2006 and will not file a new trade case.

The Softwood Lumber Agreement

Under SLA 2006, the BC Coast and the BC Interior are treated as separate regions. If SLA 2006 is brought into force with the BC forest industry operating under the Option A export regime, BC industry will face a border tax that varies with lumber prices as measured by the Random Lengths Framing Lumber Composite Price. This reference price is a composite of 15 different lumber products across North America. The tax rate applied to lumber exports will vary from 0% for prices in excess of US$355 to 15 per cent when prices are US$315 or less.

Table 1  Export Tax

Random Lengths Framing
Lumber Composite Price	Border
(US$ per thousand board feet)	Tax Rate
Over 355	0%
336 – 355	5%
316 – 335	10%
315 or less	15%

Surge Mechanism

If the composite price is below US$355/MBF and if the Coast or the Interior ships more than 101 per cent of its allocated share of US consumption for any month, as defined in the SLA 2006, Coast or Interior lumber exporters would be subject to 150 per cent of the prescribed export tax for that month. For example, if the export tax rate in a given month was 15 per cent and the surge mechanism was triggered, exporters would be subject to a 22.5 per cent tax rate for shipments during that month. Under SLA 2006, BC’s allocated share of US consumption is fixed at 19.2 per cent (Interior) plus 2.0 per cent (Coast), based on 110 per cent of the average share in 2004 and 2005.

Status-quo Forecast

Since the SLA 2006 proposal includes a border tax, legislation must be tabled, debated and passed in the federal House of Commons and Senate prior to receiving Royal Assent. Pending the outcome of this process as well as finalization of all conditions of the proposed agreement, the economic and fiscal forecasts in the first Quarterly Report assume a continuation of the current environment.

The status-quo forest stumpage revenue is expected to average $1,075 million over the next five years assuming average annual SPF 2X4 prices at US$300/MBF and Crown harvest volumes of 70 million cubic metres.

Impacts of SLA 2006

To illustrate the different possible fiscal impacts of the agreement, two scenarios are presented. Each scenario is based on a set of price, harvest volume and lumber export levels assumed to hold for a full year. In actuality, these periods would likely be shorter than a year reflecting the cyclical nature of the US housing market and volatility of lumber prices.

Under the low price scenario, government receives an additional $375 million from border tax revenue, whereas no border tax revenue results from the high price scenario.

Table 2 - Forests Revenue Impacts of SLA 2006

Status-quo Forecast
SPF 2X4 (US$/thousand board feet)	300
Crown harvest volumes (million cubic metres)	70.0
Forest stumpage revenue ($ millions)	1,075

Scenario	Low	High
SPF 2X4 (US$/thousand board feet)	225	375
Random Lengths Framing Lumber Composite
(US$/thousand board feet)	260	410
Crown harvest volumes (million cubic metres).	57.8	78.5
US lumber consumption (billion board feet)	55.0	65.0
BC surge limit (billion board feet)	10.5	N/A
BC exports to US (billion board feet)	9.5	12.9
Export tax rate	15%	0%
Impact of border tax revenue ($ millions)	375

In addition, compared to the status-quo forecast, stumpage revenue is estimated to be down $375 million in the low scenario reflecting the market effects of assumed weaker prices and harvest volumes, as well as reduced stumpage rates due to the border tax. At high prices, stumpage revenue could be $325 million higher than the status-quo forecast due to assumed stronger prices and harvest volumes. Note that at different assumed price levels and depending on whether or not lumber exports exceed the BC surge limit, results could be higher or lower.

Overall economic impacts in periods of low prices are uncertain as they depend on industry reaction to the SLA 2006 and their ensuing strategy. For instance, the effects of industry adopting a high volume strategy while accepting a lower price and potentially subject to a higher tax rate on shipments would be quite different to a low volume - high price situation. Regional impacts would also vary under these two strategies, depending on the cost structure of mills in particular areas. In addition, industry reaction and strategy are dependent on their expectations of the duration of any cyclical phase and future market direction.

Refunds of Duties

If the proposed SLA 2006 is approved by both Canada and the United States, BC firms will receive refunds of 80 per cent of their duty deposits paid since May 2002. Since these deposits were deducted by firms for income tax purposes, the refunds will be taxable when firms receive their refunds and additional BC corporate income tax revenue is estimated to be $200 million to $300 million. Since BC corporate income tax revenue is recorded on a cash basis and assuming BC firms receive their refunds by December 2006, most of the BC tax entitlement would likely be received and revenue recorded in 2007/08.

SLA 2006 stipulates that US$1 billion of the duty deposits paid by Canadian exporters will be allocated to:

•       the Coalition for Fair Lumber Imports (US$500 million);

•       meritorious initiatives in the US (US$450 million); and

•       a binational industry council (US$50 million).

The remaining duty deposits plus interest will be refunded to Canadian exporters.

Other Issues

Disputes under SLA 2006 would be resolved through a settlement process with a tribunal comprised of three non-North American commercial arbitrators.

The agreement includes an effective first mill provision for independent lumber re-manufacturers, and provides that high-valued products will be charged as if their value were no more than US$500/MBF.

The agreement recognizes the BC market pricing systems as provincial timber pricing systems and therefore not subject to anti-circumvention.

At any time after SLA 2006 has been in force for eighteen months, either party may terminate the agreement by providing six-month notice. There is a twelve-month standstill period on trade remedy action on termination by the US and on expiry of the agreement.

The US has agreed to discuss other issues including rules that govern the administration of export measures and the treatment of lumber manufactured from logs harvested on private land.

In addition, Canada and the US, in consultation with provinces, will work to develop criteria for determining if a province’s timber pricing and forest management systems could qualify for exemption from export measures contained in the agreement.

In conclusion, it is expected that the economic and fiscal impacts of this agreement will generally be positive. At times when markets are soft, the economic impacts are uncertain although the border tax could pose additional challenges to less efficient operations. However, as markets improve and prices recover, BC industry will benefit from the absence of trade restrictions.

•              ICBC’s impact on the government’s bottom line is expected to improve by $67 million in 2006/07, by $54 million in 2007/08, and by $36 million in 2008/09. The improvement is primarily due to higher than expected insurance sales, increased investment income and reduced operating costs, partially offset by the impact of higher claims costs resulting from recent claims trends and their projected impact on settling future claims.

Expense

Government expense includes spending for ministries and other programs of the Consolidated Revenue Fund (CRF), combined with the expense of taxpayer-supported Crown corporations and agencies and the SUCH sector (schools, universities, colleges and health authorities/societies).

Total expenses are now forecast to total $34.6 billion in 2006/07, $35.2 billion in 2007/08 and $35.9 billion in 2008/09. Overall expense for 2006/07 is up $722 million from Budget 2006, due to higher than expected forest fire fighting costs ($115 million) and revised spending estimates for the health and education sectors of $281 million, which are largely offset by own source revenue increases of $215 million.

In addition, the remaining Negotiating Framework incentive payments of $290 million for contracts successfully settled prior to their expiry are included in the forecast. The government intends to table Supplementary Estimates during the next sitting of the legislature to increase the contingencies vote to fully provide for these incentive payments. In the interim, funding for these payments will be provided within the contingencies vote.

Consolidated revenue fund expense

The updated forecast for 2006/07 assumes that full year forest fire costs will be $170 million, $115 million above budget. Funding for forest fire related costs is statutorily provided for and does not require additional approval of the legislature.

The budget and forecast amounts have been adjusted to reflect the transfer of the ActNow BC! initiative from the Ministry of Health to the Ministry of Tourism, Sport and the Arts.

All other ministries are forecast to be on budget for 2006/07.

Subsequent to Budget 2006, the three year spending plan has been reduced by $135 million in 2007/08 and $161 million in 2008/09, due to the following changes:

•              Ministry of Transportation – spending targets have been increased by $13 million in each of 2007/08 and 2008/09 to reflect an increased service fee under a new agreement between the province and BC Ferry Services for accelerated vessel replacements and terminal improvements on the northern routes.

•              Ministry of Aboriginal Relations and Reconciliation – spending targets have been increased by $3 million in each of 2007/08 and 2008/09 to reflect the signing of an economic benefits agreement with the Blueberry River First Nation.

•              Ministry of Children and Family Development – spending targets have been reduced by $152 million in each of 2007/08 and 2008/09 to reflect the withdrawal of federal funding under the Early Learning and Child Care agreement-in-principle. The federal government agreed to honour the first two years of the five-year agreement made with the previous federal government which provides BC with $92 million in 2005/06 and $86 million in 2006/07.

•              Ministry of Forests and Range and Minister Responsible for Housing – spending targets have been increased by $31 million in 2007/08 and $27 million in 2008/09 to reflect changes to the housing program. The new program costs are incorporated into the fiscal plan as an announcement is anticipated in the coming weeks.

Spending commitments and pressures totaling $34 million in 2006/07, $60 million in 2007/08 and $59 million in 2008/09 have been notionally allocated to the contingencies vote. These allocations include:

Table 1.5 Pressures Notionally Allocated to the Contingencies Vote

($ millions)	2006/07	2007/08	2008/09
Vancouver Island Gas Pipeline Assistance Agreement – adjustments to reflect the latest natural gas price forecast	6	15	14
Pickton and other major trials	5	—	—
2010 Olympics – preliminary allocation of contingency amount	—	40	40
Traffic fines revenue sharing – potential changes in estimates	5	5	5
Blueberry River First Nation Economic Benefits Agreement	3	—	—
BC Ferry Services – accelerated vessel replacement for northern routes	1	—	—
Housing – new policies and programming	14	—	—
Subtotal	34	60	59
Unallocated	286	300	301
Total contingencies budget	320	360	360

•              As part of the 1995 Vancouver Island Gas Pipeline Assistance Agreement, the province is required to make payments to Terasen Inc. for the value of a volume of natural gas set out in the agreement. Base funding is included in the Ministry of Energy, Mines and Petroleum Resources budget, with an additional amount retained in the contingencies vote to address higher natural gas prices. The contingency allocations have been amended to reflect the latest natural gas price forecast.

•              Up to $5 million for expected costs related to the Pickton trial and other major trials in 2006/07. Potential costs continue to be uncertain and will be reviewed later in the fall when further information becomes available.

•              Up to $5 million in each of the next three fiscal years for potential changes in estimates for traffic fine revenue sharing, unchanged from budget.

•              Up to $3 million in 2006/07 for the economic benefits agreement with the Blueberry River First Nation.

•              Up to $1 million in 2006/07 for an increased service fee under a new agreement between the province and BC Ferry Services for accelerated vessel replacements and terminal improvements on the northern routes.

•              Up to $14 million in 2006/07 for changes to housing programs.

The contingencies vote also includes $40 million in each of 2007/08 and 2008/09 for the provincial contingency allocation related to the 2010 Olympic and Paralympic Winter Games (2010 Olympics), unchanged from budget. The recent confirmation of $55 million in provincial funding for 2010 Olympics venues will be funded from the provincial contingency allocation. There is no change to the fiscal plan or the $600 million provincial funding commitment as a result of this confirmation. The provincial contingency allocation is included in the province’s $600 million commitment to the 2010 Olympics.

Negotiating Framework incentive payments

In November 2005, government introduced an up to $6 billion multi-year negotiating framework to cover increased compensation costs for 2005/06 and the next four years. The framework included $1 billion for incentive payments for concluding negotiations before contracts expire.

New agreements were successfully negotiated in 2005/06 for all collective agreements with expiry dates on or before March 31, 2006. These 55 agreements, when combined with management and non-union compensation agreements, represented approximately 230,000 public sector employees. As such, $710 million of the $1 billion Negotiating Framework incentive provision was expensed in 2005/06 (see Chart 1.1). Employees covered by the agreements, as well as management employees and non-union members of the public service, became eligible for the incentive payments.

The remaining $290 million is available for incentive payments for all agreements settled and ratified in 2006/07. These include 82 agreements successfully negotiated by June 30, 2006 that, when combined with management and non-union compensation agreements, represent 72,000 employees. It also includes thirty agreements, representing approximately 19,000 public sector employees, that expire after June 30, 2006 and have yet to be negotiated or ratified.

The government will issue a report detailing the results of the negotiating framework no later than November 30, 2006 – when it is expected the majority of agreements will have been renegotiated and ratified.

Chart 1.1   2005/06 distribution of incentive payments

Per Cent of Total

Other expenses

Ministry expenses recovered mainly from the federal government are forecast to be up $94 million, $43 million and $10 million over the three year plan. These expense recoveries relate primarily to post-secondary assistance programs including Canada Study Grants and the Millennium Scholarship Fund.

Net expenses of the SUCH sector are $218 million, $156 million and $45 million higher than forecast in Budget 2006 over the three year plan. This is offset by increases in direct sector revenues of $237 million, $172 million and $148 million in 2006/07, 2007/08 and 2008/09 respectively.

Projected net spending by school districts is up $29 million in 2006/07, $82 million in 2007/08 and $58 million in 2008/09 due to increased staffing levels to address priority areas, such as class size and composition and special needs students, and for expenditures paid for through school-generated funds. These spending increases are offset by increases in school district own source revenues of $56 million in 2006/07, $30 million in 2007/08 and $29 million in 2008/09, mainly reflecting increases in school generated funds.

Projected net spending by health authorities and hospital societies is up $142 million in 2006/07, $129 million in 2007/08 and $98 million in 2008/09 reflecting additional staffing levels. These spending increases are offset by increases in health authority and hospital society own source revenues of $100 million in 2006/07, $89 million and $55 million in 2007/08 and 2008/09.

Health authorities and hospital societies have also identified additional pressures of $63 million for 2006/07, $342 million for 2007/08 and $709 million for 2008/09. The Ministries of Health and Finance are working with the health authorities to determine the assumptions underlying these pressures.

Projected net spending (spending net of government grants) by universities and colleges is up $47 million in 2006/07, and down $55 million and $111 million in 2007/08 and 2008/09. The increase in 2006/07 reflects additional faculty for education and research programs. The net spending decreases in 2007/08 and 2008/09, reflect additional funding grants from the Ministry of Health for additional spaces for medical residents and funding provided by the Ministry of Advanced Education through allocations within its existing budget. In addition, university and college own-source revenues have increased $81 million in 2006/07, $53 million and $64 million in 2007/08 and 2008/09.

Full-time equivalents (FTEs)

The updated projection for taxpayer-supported FTEs – including ministries and special offices, taxpayer-supported Crown corporations and agencies, and children and family development governance authorities – is relatively unchanged from Budget 2006 (see Appendix Table A.12). The updated forecast for taxpayer-supported Crown corporations shows a slight reduction of 16 FTEs in 2006/07 and small increases of 23 FTEs in 2007/08 and 2008/09. In addition, revised estimates have been incorporated for children and family development authorities reflecting the transfer of staff from the Ministry of Children and Family Development to the authorities (these transfers have no effect on total taxpayer-supported FTEs).

Provincial capital spending

Capital spending is needed to build, acquire or replace assets such as roads, schools, post-secondary facilities, hospitals and related major equipment.

Capital spending is not directly counted in the deficit. Instead, generally accepted accounting principles require capital costs to be spread out over the useful lives of the related assets through annual amortization expenses. These amortization expenses are charged annually against the surplus. The cash requirements for capital projects have an immediate impact on debt, except where cash balances can be drawn down or new revenue sources applied.

Total capital spending is forecast to be $5.0 billion in 2006/07, $4.8 billion in 2007/08 and $4.7 billion in 2008/09. These amounts are $152 million, $89 million and $190 million higher than the Budget 2006 projections (see Tables 1.6 and 1.7).

Taxpayer-supported capital spending is forecast to be $261 million higher than budget in 2006/07, $207 million higher in 2007/08 and $304 million higher in 2008/09. The increases reflect additional investments in the health sector including facility rehabilitation and medical and diagnostic equipment; higher spending for computers, furniture and equipment and vehicles in K–12 schools; and post-secondary projects approved since budget, including the CFB Chilliwack campus construction, a new building at King Edward campus (Vancouver Community College), and various restoration projects at Royal Roads University. These investments are mainly being financed through a combination of cash balances or own source revenues such as donations, and are being made without further increases in taxpayer-supported debt.

Table 1.6 Capital Spending – Changes from Budget 2006

($ millions)	2006/07	2007/08	2008/09
Budget 2006 capital spending	4,826	4,750	4,465
Taxpayer-supported changes:
Education – computer, furniture and equipment and vehicle purchases financed from cash balances	87	3	—
Post-secondary education – timing for capital spending, and projects including CFB Chilliwack campus and a new building at Vancouver Community College	(60)	54	138
Health – additional investments in facility rehabilitation and medical/diagnostic equipment financed from cash balances	259	137	158
BCTFA – mainly timing of capital spending	45	(17)	(16)
Vancouver Convention Centre – slower than expected construction	(33)	10	14
Lower ministry minor capital spending	(50)	—	—
Other	13	20	10
Total taxpayer-supported	261	207	304
Self-supported changes:
BC Hydro:
– accounting policy change for reporting regulatory accounts	(57)	(81)	(80)
– delayed electricity distribution projects	(42)	(58)	(36)
Other	(10)	21	2
Total self-supported	(109)	(118)	(114)
Total changes	152	89	190
Updated capital spending	4,978	4,839	4,655

Table 1.7 Capital Spending: 2005/06 – 2008/09

	Actual	Forecast	Updated Plan
($ millions)	2005/06	2006/07	2007/08	2008/09
Taxpayer-supported
Education
Schools (K–12)	286	339	330	376
Post-secondary	790	928	924	711
Health	848	925	744	671
BC Transportation Financing Authority	712	839	697	722
Vancouver Convention Centre expansion project	85	131	202	137
Government operating (ministries)	260	363	327	259
Other (1)	111	59	48	54
Capital spending contingencies	—	165	155	140
Total taxpayer-supported	3,092	3,749	3,427	3,070
Self-supported
BC Hydro	609	921	1,026	1,255
BC Transmission Corporation	21	70	62	21
Columbia River power projects (2)	30	37	151	175
BC Rail	15	46	41	2
ICBC (3)	27	48	40	40
BC Lotteries	83	80	80	80
Liquor Distribution Branch	19	27	12	12
Total self-supported	804	1,229	1,412	1,585
Total capital spending	3,896	4,978	4,839	4,655

(1)      Includes BC Housing Management Commission, Provincial Rental Housing Corporation, BC Buildings Corporation, Ministry of Attorney General, Ministry of Public Safety and Solicitor General, Ministry of Children and Family Development, Rapid Transit Project 2000, and BC Transit.

(2)      Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

(3)      Includes ICBC Properties Ltd.

Self-supported commercial Crown corporation capital spending is forecast to be $109 million lower than budget in 2006/07, $118 million lower in 2007/08 and $114 million lower in 2008/09. These lower forecasts mainly reflect BC Hydro’s accounting to treat Power Smart programs as regulatory assets as opposed to capital assets) and delays in electricity distribution projects.

Significant capital projects (those with multi-year budgets totaling $50 million or more) are shown in Table 1.8. Total spending for these projects over the next three years is forecast at $1.4 billion, up $84 million from the Budget 2006 projections. The higher forecast mainly reflects the addition of BC Hydro’s Coquitlam Dam seismic upgrade and Aberfeldie redevelopment projects.

Table 1.8 Capital Expenditure Projects Greater Than $50 million(1)

Note: Information in bold type denotes changes from 2005/06 Public Accounts

				Estimated
		Forecast		Cumulative								Cumulative
	Start	Completion		Spending at		Spending		Spending		Spending		Spending at	Total Project
($ millions)	Date	Date		Mar. 31, 2006(2)	+	2006/07	+	2007/08	+	2008/09	=	Mar. 31, 2009	Budget(3)		Forecast (3)
Advanced Education facilities (4)
SFU – Surrey Central City Campus	Mar. 2004	Sept. 2007		54		15		1		—		70	70		70
Health facilities (5)
Vancouver General Hospital, redevelopment project	Sept. 2000	Jan. 2007	(6)	121		33		2		—		156	156		156
Academic Ambulatory Care Centre	Fall 2004	Summer/06		76		19		—		—		95	95		95
Abbotsford Regional Hospital and Cancer Centre	Fall 2004	Summer/08		151		123		22		20		316	316		316
Total health facilities				348		175		24		20		567	567		567
Transportation
Trans Canada Highway –
– 5 Mile (Yoho) Bridge (4)	May 1999	Fall 2006		36		8		—		—		44	44	(7)	44	(7)
– 10 Mile (Park) Bridge (4)	Oct. 2005	Fall 2008		17		36		13		2		68	68	(7)	68	(7)
Nisga’a Highway (4)	Aug. 1998	Summer/06		49		3		—		—		52	52		52
Pitt River Bridge (4)	Feb. 2006	Fall 2009		4		14		45		37		100	108	(7)	108	(7)
Sea-to-Sky Highway (4)	April 2003	Winter 2009		182		135		145		87		549	600		600	(8)
William R. Bennett Bridge (4)	Mar. 2005	July 2008		32		53		44		15		144	144		144
SkyTrainextension – phase 1	Sept. 1998	June 2006		1,093		7		4		—		1,104	1,167		1,104
Total transportation				1,413		256		251		141		2,061	2,183		2,120
Power generation
BC Hydro
– Mica Dam – generator stator replacement	Feb. 2004	Mar. 2011		19		17		15		14		65	76		76
– Peace Canyon Dam – generator stator replacement and rotor modification	Feb. 2004	Oct. 2009		9		16		14		14		53	63		67
– Coquitlam Dam seismic upgrade	Oct. 2003	Jan. 2007		24		31		3		—		58	58		58
– Aberfeldie redevelopment	Apr. 2005	May 2008		5		7		38		14		64	64		64
BC Transmission Corporation
– System control centre modernization project	Feb. 2005	Oct. 2008		12		64		54		3		133	133		133
Brilliant Expansion Power Corporation (9)
– Brilliant Dam power expansion	Oct. 2002	Aug. 2006		181		24		—		—		205	205		205
Total power generation				250		159		124		45		578	599		603
Other
ICBC Properties Ltd.
– Surrey City Centre Mall Ltd.	Sept. 1999	Mar. 2007	(10)	260		18		—		—		278	312		278
Vancouver Convention Centre expansion project (4)	2003	2008		82		43		73		75		273	273		273	(11)
Total other				342		61		73		75		551	585		551

(1)          Only projects that have been approved by Treasury Board and/or Crown corporation boards are included in this table. Ministry service plans may include projects that still require final approval. Only the provincial share of funding is presented. Total costs for some of these projects could be higher as they are cost-shared with the federal government, municipal authorities or the private sector.

(2)          Total expenditures since commencement of each project.

(3)          Represents sum of annual budgeted expenditures to complete each project.

(4)          Amounts shown exclude interest costs incurred during construction.

(5)          Amounts shown may include cost of construction, equipment, deferred development costs and land, less funding contributed by Regional Hospital Districts, and exclude interest costs incurred during construction.

(6)          Individual components were completed starting in December 2000 and will continue to be completed before the end of the overall project.

(7)          Amount represents the provincial portion of this cost-shared project with the federal government.

(8)          Reflects capital construction costs before the addition of enhanced rehabilitation and safety features.

(9)          A joint venture of the Columbia Power Corporation and the Columbia Basin Trust.

(10)    The base building was substantially completed in January 2003; however, work to prepare space for new tenants is still required.

(11)    Amount represents the provincial portion of this cost-shared project with the federal government and the tourism industry.

Provincial debt

The government and its Crown corporations borrow to finance construction of capital projects or other investments, to refinance maturing debt and to finance working capital needs.

Total provincial debt is projected to total $36.1 billion at March 31, 2007 (20.3 per cent of provincial GDP), $37.2 billion at March 31, 2008 (20.0 per cent of GDP) and $37.9 billion at March 31, 2009 (19.3 per cent of GDP). These amounts are significantly lower than the Budget 2006 projections (see Tables 1.9 and 1.10), reflecting the higher expected revenues over the next three years.

Table 1.9 Debt Summary – Changes from Budget 2006

($ millions)	2006/07	2007/08	2008/09
Budget 2006 total debt	36,590	38,175	39,800
Taxpayer-supported debt changes:
Government operating:
Consolidated revenue fund:
– Higher taxation revenue	(921)	(1,645)	(2,229)
– Higher forestry revenue	(103)	(298)	(472)
– Natural gas revenue changes	774	1,093	1,019
Negotiating Framework incentive payments of $290 million in 2006/07 (budgeted for in 2005/06) and other operating changes	378	344	288
Education and health facilities – mainly higher capital spending offset by use of cash balances and own source revenues	(101)	(95)	(71)
Transportation – mainly timing of borrowing (2005/06 actual debt levels were lower than forecast)	(28)	(27)	(28)
Other changes	20	40	52
Total taxpayer-supported	19	(588)	(1,441)
Self-supported debt changes:
BC Hydro – inclusion of rate increases and reductions in capital spending	(173)	(328)	(463)
Other	(23)	(11)	(8)
Total self-supported	(196)	(339)	(471)
Forecast allowance changes:
Adjustment to mirror operating statement forecast allowance change	(300) (1)	— (1)	—
Total changes	(477)	(927)	(1,912)
Updated total debt	36,113	37,248	37,888

(1)      Borrowing forecast allowance is not cumulative – only the relevant year forecast allowance is included in the debt forecast for each of the fiscal years.

Total provincial debt includes a borrowing allowance to mirror the operating statement forecast allowance. The borrowing allowance has been reduced from the original budgeted $850 million in 2006/07 to $550 million, reflecting reduced risks in the natural gas price forecast, identification of negotiating framework incentive payments for 2006/07 and assessment of risks to the end of the fiscal year. The borrowing allowances of $550 million in 2007/08, and $400 million in 2008/09 remain unchanged from budget. This borrowing forecast allowance is not cumulative – only the relevant year forecast allowance is included in the debt forecast for each of the fiscal years.

Table 1.10 Debt Summary (1): 2005/06 – 2008/09

	Actual	Forecast	Updated Plan
($ millions)	2005/06	2006/07	2007/08	2008/09
Taxpayer-supported debt
Provincial government direct operating	11,888	11,110	10,006	8,483
Other taxpayer-supported debt (mainly capital)
Education facilities (2)
Schools	4,588	4,717	4,943	5,219
Post-secondary institutions	2,688	3,018	3,492	3,708
	7,276	7,735	8,435	8,927
Health facilities (2)	2,447	2,970	3,361	3,742
Highways and public transit
BC Transportation Financing Authority	2,686	3,292	3,813	4,373
BC Transit	80	79	74	84
Public transit	904	902	904	916
SkyTrain extension	1,145	1,152	1,153	1,153
	4,815	5,425	5,944	6,526
Other
BC Buildings	246	— (3)	—	—
Social housing (4)	189	290	272	255
Homeowner Protection Office	110	122	143	147
Other (5)	204	250	304	348
	749	662	719	750
Total other taxpayer-supported debt	15,287	16,792	18,459	19,945
Total taxpayer-supported debt	27,175	27,902	28,465	28,428
Self-supported debt
Commercial Crown corporations and agencies
BC Hydro	6,892	7,368	7,752	8,503
BC Transmission Corporation	37	54	96	95
Columbia River power projects (6)	247	236	383	461
Liquor Distribution Branch	5	3	2	1
Total self-supported debt	7,181	7,661	8,233	9,060
Total debt before forecast allowance	34,356	35,563	36,698	37,488
Forecast allowance	—	550	550	400
Total provincial debt	34,356	36,113	37,248	37,888
Debt as a per cent of GDP
Taxpayer-supported	16.2%	15.7%	15.2%	14.5%
Total provincial debt	20.4%	20.3%	20.0%	19.3%

(1)          Debt is after deduction of sinking funds and unamortized discounts, and excludes accrued interest. Government direct and fiscal agency accrued interest is reported in the government’s accounts as an accounts payable.

(2)          Includes debt and guarantees incurred by the government on behalf of the SUCH sector (school districts, universities, colleges, and health authorities/hospital societies), as well as debt directly incurred by these entities.

(3)          Debt of BC Buildings was transferred to the province as the corporation’s operations is now conducted through the Ministry of Labour and Citizens’ Services.

(4)          Includes the BC Housing Management Commission and the Provincial Rental Housing Corporation.

(5)          Includes other taxpayer-supported Crown corporations and agencies, student loan guarantees, loan guarantees to agricultural producers, guarantees issued under economic development and home mortgage assistance programs, and loan guarantee provisions.

(6)          A joint venture of the Columbia Power Corporation and Columbia Basin Trust.

Taxpayer-supported debt

In 2006/07, taxpayer-supported debt of $27.9 billion (15.7 per cent of GDP) is relatively unchanged from budget, as the impacts of stronger taxation and forestry revenues, and lower than forecast debt balances at the end of the 2005/06 fiscal year, are offset by lower natural gas revenues and the payment of $290 million in remaining Negotiating Framework incentive payments.

Stronger taxation and forestry revenue forecasts over the next two years will contribute to lower debt requirements in 2007/08 and 2008/09 (down $588 million and $1.4 billion from budget respectively).

The debt forecast incorporates the updated capital spending plan and assumes that expected surpluses will be fully applied to debt reduction. Based on these assumptions, taxpayer-supported debt is projected at $28.5 billion (15.2 per cent of GDP) at the end of 2007/08 and $28.4 billion (14.5 per cent of GDP) at the end of 2008/09. However, should the government allocate some of these surpluses to other areas, the debt forecast would change accordingly.

Self-supported debt

Self-supported debt is mainly incurred to finance power generation and distribution projects throughout the province. Self-supported debt is projected to total $7.7 billion at March 31, 2007 (down $196 million from budget), $8.2 billion at March 31, 2008 (down $339 million from budget), and $9.1 billion at March 31, 2009 (down $471 million from budget). These lower projections are mainly due to lower capital spending and the inclusion of rate increases for BC Hydro.

Risks to the fiscal plan

The main changes to the three year fiscal plan risk profile described in Budget 2006 are summarized below.

The major risks to the fiscal plan stem from changes to economic variables, including the economic growth of BC’s (especially natural gas, lumber and electricity), exchange rate fluctuations and domestic demand.

Slower than forecast growth in the US economy, in line with the weakening US housing market poses risk to the economic outlook for both BC and Canada.

For purposes of the fiscal plan update, government has assumed the status quo with regards to the softwood lumber dispute pending passage of legislation by the federal government to implement the proposed agreement with the US. If passed, the softwood lumber agreement is expected to provide greater certainty for industry and the removal of current tariffs in time of higher lumber prices. However, when lumber prices are low, industry will face border taxes, with potential regional impacts for some firms. For further information, see the topic box on page 14.

Natural gas prices have fallen since budget. Although the fiscal plan has incorporated significant reductions in projected natural gas revenues in 2006/07, the risk has been reduced but not eliminated. Natural gas prices have been volatile and revenue risks still exist for 2006/07 and future years should prices continue at current levels.

While weather patterns and related reservoir inflows, as well as energy market prices and margins, add considerable volatility to BC the impact on the fiscal plan has been reduced by moving, consistent with CICA guidance, to reporting BC Hydro’s transfers. The impacts of changes in these factors are transferred to deferral accounts and accrue to ratepayers in future periods. However, BC results may be affected by the outcome of BC Utilities Commission decisions on current and future rate applications.

Federal funding trusts for post-secondary infrastructure, public transit, affordable housing, and off reserve aboriginal housing are contingent on the size of the federal government’s federal contributions remain uncertain, they have not been incorporated into the fiscal plan. As most of these trusts are for capital purposes, there would be a negligible impact on the surplus.

The spending forecast contained in the fiscal plan is based on ministry and taxpayer-supported Crown corporation and agency spending plans and strategies. Changes to planned assumptions, such as utilization or demand rates for government services in the health care or community social services sector, represent a spending risk.

In addition, changes in accounting treatment or revised interpretations of generally accepted accounting principles could have impacts on the bottom line.

PART TWO — ECONOMIC REVIEW AND OUTLOOK (1)

2006/07 First Quarterly Report	September 15, 2006

Summary

Chart 2.1 BC economic growth prospects improve for 2006

BC Real GDP

Per cent change

Sources: B.C. Ministry of Finance

•                  Economic growth in British Columbia is expected to be robust this year, reflecting solid employment gains, continued strength in housing market activity, stronger retail sales, and the performance of other economic indicators to date.

•                  BC Real GDP growth of 3.6 per cent is now expected in 2006 compared to 3.3 per cent at the time of the February 21, 2006 Budget. Growth in subsequent years is little changed from the Budget forecast.

•                  Consistent with government’s practice of prudent economic forecasts, the forecast remains slightly lower than the average of the private sector (see Charts 2.2 and 2.3).

•                  Significant risks to the economic outlook include slowing of the US economy (in particular the housing sector) and volatility of commodity prices and the Canadian dollar.

Comparison to Private Sector Forecasts

Most private sector forecasts for 2006 have moved up since the budget, with the largest revision coming from the Credit Union Central of BC (CUCBC). The average of the eight private sector forecasters is 3.9 per cent in 2006 compared to 3.7 per cent at budget time.

(1)  Reflects information available as of August 31, 2006.

Private sector forecasters also expect provincial economic growth to be slightly stronger next year with private sector forecasts averaging 3.5 per cent, up from 3.4 per cent at the time of the budget.

Chart 2.2 Evolution of 2006 growth forecasts for BC
2006 Forecasts	Budget 2006 (private sector average 3.7 per cent)
BC Real GDP	First Quarterly Report (private sector average 3.9 per cent)
Per cent change

Sources: B.C. Ministry of Finance and various financial institutions

There is emerging uncertainty surrounding the strength of the US economy, particularly in 2007, which in turn poses a risk to the economic outlook for Canada and British Columbia. The Ministry of Finance forecast includes prudent US and Canada growth assumptions, resulting in a lower forecast of 3.1 per cent for the British Columbia economy compared to the private sector average of 3.5 per cent in 2007.

Chart 2.3 Evolution of 2007 growth forecasts for BC

2007 Forecasts	Budget 2006 (private sector average 3.4 per cent)
BC Real GDP	First Quarterly Report (private sector average 3.5 per cent)
Per cent change

Sources: B.C. Ministry of Finance and various financial institutions

Recent Economic Developments

Indicators of economic performance so far in 2006 confirm that British Columbia is experiencing strong growth this year. The six major indicators shown in Table 2.1 show strong growth in the first six months of this year compared to the same period a year ago. Retail sales have shown robust growth reflecting strong confidence, and job growth is second among Canadian provinces behind Alberta. However some indicators, in particular housing market indicators and exports, showed signs of slowing in the April to June quarter.

Table 2.1 British Columbia Economic Indicators

			Year-to-Date
	Jan. to Mar. 2006	Apr. to Jun. 2006	Jan. to Jun. 2006
	change from	change from	change from
All data seasonally adjusted	Oct. to Dec. 2005	Jan. to Mar. 2006	Jan. to Jun. 2005
	Per cent change
Employment	+0.7	+0.7	+3.4
Manufacturing shipments	+3.7	-0.6	+6.2
Exports	-5.6	-4.2	+4.7
Retail sales	+2.1	+2.4	+7.2
Housing starts	+8.7	-13.1	+16.4
Non-residential building permits	+31.2	-5.8	+11.1

External Environment

United States and Canada

In the United States, real GDP rose 5.6 per cent on an annualized basis in the January to March quarter of this year but a more modest 2.9 per cent in the April to June quarter. Weakness in growth was widespread in the April to June quarter with consumer expenditure, government spending and exports all showing slower growth than in the January to March quarter of 2006. Total investment in the US fell in the April to June quarter as residential investment declined 9.8 per cent on an annualized basis. Meanwhile, the performance of several recent US economic indicators signals that US economic growth may be softening.

Labour market conditions in the US have been weaker than expected in recent months. The US economy created 121,000 jobs in July, fewer than the average monthly increase of approximately 146,000 jobs in the past six months, and the unemployment rate rose 0.2 percentage points to 4.8 per cent in July. Consumer confidence in the US fell in August and has been mixed for most of the year. There are several drags on confidence going forward, including high energy prices, weakening housing markets and high consumer debt. Recent terrorist threats in the United Kingdom and developments in the Middle East may also weigh on confidence. All of these factors are also a concern for consumer spending.

The US housing market is showing signs of cooling, with housing starts down 4.7 per cent to average 1,970,000 units in the first seven months of this year compared to the same period a year ago, as the lagged effect of higher interest rates weighs on housing market activity. The National Association of Home Builders (NAHB) housing market index, an indicator of homebuilder optimism, has been signaling significant weakness for several months.

Chart   2.4   US housing market weakening

NAHB Index

Source: National Association of Home Builders

Expectations for US economic growth in 2006 picked up following the release of robust first quarter real GDP growth. As a result the private sector outlook for 2006 rose in consecutive months after reaching a low of 3.2 per cent in February. However, soft economic data releases in recent months have led analysts to downgrade their expectations somewhat and the August Consensus Economics survey reported US economic growth expectations of 3.4 per cent for 2006, down from 3.5 per cent in the July survey.

Chart 2.5 Consensus US outlook for 2006 upgraded since Budget 2006

Forecast annual per cent
change in 2006 real GDP

Source:  Consensus Economics

The chart above represents forecasts for real GDP growth in 2006 as polled on specific dates. For example, forecasters surveyed on August 14, 2006 had an average 2006 U.S. growth forecast of 3.4 per cent, while in July they forecast 2006 U.S. growth at 3.5 per cent.

The downside risks are tilted more towards next year, as the Consensus Economics survey has downgraded its US outlook since the start of the year and the August Consensus Economics survey is forecasting US real GDP growth of 2.7 per cent in 2007. Analysts anticipate the US economy will moderate in 2007 in response to factors such as high energy costs, a cooling housing market and the fiscal and current account deficits. Concerns about the Federal Reserve having possibly over-tightened monetary policy by raising rates to 5.25 per cent is also a factor in the lower growth assumptions for next year.

Chart 2.6   Consensus US outlook for 2007 downgraded since Budget 2006

Forecast annual per cent
change in 2007 real GDP

Source:  Consensus Economics

The chart above represents forecasts for real GDP growth in 2006 as polled on specific dates. For example, forecasters surveyed on August 14, 2006 had an average 2007 U.S. growth forecast of 2.7 per cent, while in January they forecast 2007 U.S. growth at 3.1 per cent.

The Ministry of Finance forecast is consistent with this view, assuming 3.3 per cent US real GDP growth this year and 2.5 per cent for 2007. This is more prudent than the consensus of 3.4 per cent and 2.7 per cent for 2006 and 2007, respectively. This reflects the risks to the US outlook.

The Canadian economy has posted steady growth despite the softness in the United States. Canada has seen job gains of about 321,000 year-to-date to July, most of which were full-time jobs. The unemployment rate has dropped to 6.3 per cent year to date to July, compared to 6.9 per cent over the same period in 2005.

The housing sector in Canada has been a source of economic strength so far in 2006, with housing starts up 5.2 per cent in the first seven months of this year relative to the same period last year. However, demand for new homes is expected to soften in the second half of the year as rising home prices and higher mortgage rates weigh on the housing market. Consumer spending has also been fairly strong this year with retail sales in Canada up 6.3 per cent in the first six months of 2006 compared to the same period a year ago. Meanwhile, Canadian exports were up 4.0 per cent in the January to June period compared to last year, mainly due to strong foreign demand for energy products.

Canadian real GDP grew 3.6 per cent on an annualized basis in the January to March quarter of this year. In the April to June quarter, real GDP posted slower annualized growth of 2.0 per cent. Slower growth in the April to June quarter reflected reduced but sustained growth in consumer spending and business investment in machinery and equipment as well as declines in residential construction investment and exports.

Since last October forecasters have kept their outlook for the Canadian economy steady at 3.0 per cent for 2006. Against a backdrop of solid spending and employment growth, overall economic growth expectations have risen, with Consensus Economics now predicting real GDP growth this year of 3.1 per cent in the August survey. Economic growth is expected to moderate next year in response to strength in the Canadian dollar and a softening US economy. The August Consensus Economics survey is forecasting Canadian real GDP growth of 2.8 per cent in 2007. The Ministry of Finance forecast assumes annual growth of 2.9 per cent this year and 2.6 per cent in 2007.

Table 2.2 First Quarterly Economic Forecast: Key Assumptions (1)

	2006		2007
	Budget	First Quarterly	Budget	First Quarterly
	Forecast	Forecast	Forecast	Forecast
	Annual per cent change unless otherwise noted
US real GDP	3.0	3.3	2.9	2.5
Canada real GDP	2.8	2.9	2.6	2.6
Japan real GDP	1.8	2.8	1.7	1.9
Europe real GDP	1.7	2.0	1.8	1.8
US housing starts	-9.2	-9.5	-9.3	-12.0
Canada 3-month Treasury Bill rate	3.9	4.1	4.1	4.3
Canada 10-year government bonds	4.7	4.5	4.9	4.7
US cents / Canadian $	86.2	88.4	85.2	88.3

(1) More details on the five-year outlook are available in Tables 2.7.1 through 2.7.4 at the end of Part Two.

The outlook for Europe has improved since the start of the year due to strengthening industrial and consumption activity. Germany’s economy is showing continued signs of improvement, particularly in the industrial sector. The August Consensus Economics survey is forecasting euro zone growth of 2.3 per cent in 2006 and 1.8 per cent in 2007. The Ministry of Finance forecasts slightly lower growth for Europe of 2.0 per cent and 1.8 per cent in 2006 and 2007, respectively.

The 2006 economic outlook for Japan has improved noticeably since the beginning of the year as strong business confidence and anticipated increases in companies’ capital expenditure have raised the outlook for business investment. While the outlook for the year as a whole has improved, analysts are keeping an eye on inflation and monetary policy. On July 14, 2006, the Bank of Japan raised overnight interest rates to 0.25 per cent, ending its near-0 per cent interest rate policy of the last seven years. The Consensus Economics August survey predicted economic growth of 2.9 per cent in 2006, followed by 2.2 per cent in 2007. The Ministry of Finance forecasts slightly lower growth for Japan of 2.8 per cent in 2006 and 1.9 per cent in 2007.

Economic growth prospects in China remain strong with the August Blue Chip Economic Indicators survey forecasting real GDP growth of 10.0 per cent in 2006 followed by 8.9 per cent growth in 2007. In late July, Standard & upgraded its long-term foreign and local credit ratings for the People’s Republic of China to “A” from “A-”. China’s financial sector restructuring and strong growth prospects were the main reasons for the rating upgrade.

Financial Markets

Interest Rates

The Bank of Canada raised its key target overnight rate by 25 basis points in each of its first four meetings this year before going on hold at its latest meeting in July. The target overnight rate now sits at 4.25 per cent. There are varying sentiments among analysts with respect to the Bank of Canada’s rate decisions in the near-term. Some believe that the tightening cycle has ended while others expect one more rate hike by the end of 2006.

Chart 2.7 Interest rates are forecast to remain stable

Per cent

Sources:  Bank of Canada and U.S. Federal Reserve Bank, Ministry of Finance forecasts.

The US Federal Reserve Board has raised its key interest rate four times this year, each by 25 basis points, to 5.25 per cent. At its latest meeting on August 8, 2006, the Federal Reserve decided to keep the target for the federal funds rate unchanged as the cooling housing market and lagged effects of rising interest rates and energy prices were weighing on economic growth. Analysts have diverging opinions on the near-term path of interest rates with some expecting one more rate hike before rates go on hold or start to decline in response to a softening US economy going into 2007.

Outlook

Consistent with private sector forecasts, the Ministry of Finance outlook assumes that the Bank of Canada remains on hold for the remainder of 2006 and 2007. The Bank of Canada is forecast to gradually raise the overnight target rate in the medium-term until a neutral monetary policy setting is achieved. Table 2.3 shows the Ministry of Finance interest rate outlook, based on the average of six private sector forecasters.

The US Federal Reserve Board is expected to remain on hold until the second and third quarters of 2007 when the federal funds rate is expected to be lowered in response to a softening US economy. Interest rates are eventually expected to rise and stabilize at 5.0 per cent by mid-2008.

Table 2.3 Private Sector Canadian Three Month Treasury Bill Interest Rate Forecasts

Average annual interest rate (per cent)	2006	2007

Global Insight	4.2	4.5
BMO	4.1	4.3
Nesbitt Burns	4.1	4.1
Scotiabank	4.1	4.4
TD Economics	4.0	4.0
RBC Capital Markets	4.2	4.4
Average (as of July 25, 2006)	4.1	4.3
First Quarterly Report Forecast	4.1	4.3

Exchange Rate

The Canadian dollar continued to appreciate in 2006 and averaged 88.2 cents US in the first eight months of the year, up 8.4 per cent from the same period a year ago. A number of factors have contributed to the loonie’s strength including commodity prices, solid Canadian economic fundamentals, a weak US dollar and ongoing concerns regarding the US budget and current account deficits. While most analysts expect the Canadian dollar to remain strong, their expectations continue to vary on how high the loonie will appreciate.

Chart 2.8 Canadian dollar forecast raised

US cents/Canadian $

Sources: Bank of Canada, BC Ministry of Finance forecast

Outlook

The strength of the Canadian economy is expected to support the Canadian dollar to average 88.4 cents US in 2006. The dollar is expected to remain relatively stable after that to average 88.3 cents US next year. Table 2.4 shows that the Ministry of Finance exchange rate outlook is consistent with the average of six private sector forecasters.

Table 2.4 Private Sector Exchange Rate Forecasts

Average annual exchange rate (US cents/Can $)	2006	2007
Global Insight	88.9	90.4
BMO	88.8	91.1
Nesbitt Burns	88.9	90.2
Scotiabank	87.9	90.2
TD Economics	88.3	85.6
RBC Capital Markets	87.6	82.6
Average (as of July 25, 2006)	88.4	88.3
First Quarterly Report forecast	88.4	88.3

Commodity Markets

Commodity prices have been mixed so far in 2006, with weak lumber and natural gas prices being offset by strong oil, metal and mineral prices. Lumber prices have been trending downwards this year and hit a low of $268 US in the second week of August. For the first eight months of this year lumber prices averaged $318 US, down 13.2 per cent compared to the same period a year ago.

Natural gas prices have fallen since the end of last year, and averaged C$5.4 per gigajoule in August down 47 per cent from C$10.2 per gigajoule in December 2005. A number of factors have contributed to lower natural gas prices including higher storage levels of natural gas and weaker demand due to milder weather. Oil prices have been very high due to supply concerns and the geopolitical situation, however this has not translated into higher natural gas prices. The West Texas Intermediate oil price has averaged $68.6 US per barrel in the first eight months of this year.

Meanwhile, metal and mineral prices are recording strong growth so far in 2006. Copper prices have averaged $2.88 US per pound in the first seven months of 2006, approximately 88 per cent higher compared to the same period a year ago. Commodity prices for gold, silver and aluminum have all seen double-digit growth relative to last year, while the average price of lead has more than doubled.

Outlook

The average price of British Columbia exports of goods and services is expected to decline 2.1 per cent in 2006, mainly due to lower natural gas and lumber prices.

Chart 2.9   Lumber prices volatile

SPF 2X4; $US/000 bd ft

Source: Madison’s Lumber Reporter; Ministry of Finance

In 2007, the export price of goods and services is forecast to rise 1.6 per cent as natural gas prices start rising in response to supply tightness.

Chart 2.10   Natural gas prices also remain volatile

Natural gas price (Cdn$/GJ)

Source:  BC Ministry of Energy, Mines and Petroleum Resources; Ministry of Finance

British Columbia Economic Forecast

The British Columbia economy is forecast to grow 3.6 per cent this year and 3.1 per cent in 2007. Consumer spending, housing market activity and investment are expected to drive economic growth, while the gains in exports are expected to be offset by strength in imports.  Gains in employment and personal income are also expected to contribute to growth in 2006.

Table 2.5 First Quarterly Economic Forecast: Key Indicators (1)

	2006		2007
	Budget 2006	First Quarterly	Budget 2006	First Quarterly
	Forecast	Forecast	Forecast	Forecast
	Annual per cent change unless otherwise noted
Real GDP	3.3	3.6	3.1	3.1
Nominal GDP	5.7	5.9	4.7	5.0
Employment	2.0	2.9	2.0	2.0
Unemployment rate	5.7	4.8	5.6	5.1
Net in-migration (‘000 persons)	45.0	42.4	46.9	42.6
Corporate pre-tax profits	7.8	5.6	5.2	7.8
Housing starts (‘000s)	32.0	36.8	31.7	33.9
Retail sales	5.7	6.3	5.1	5.1

(1) More details on the five-year outlook are available in Tables 2.7.1 through 2.7.4 at the end of Part Two.

External Trade

British Columbia exports have been on a downward trend since the start of the year, primarily due to weakening commodity prices. However, the total value of provincial exports is still higher than a year ago. Despite the continued appreciation of the Canadian dollar, the value of international merchandise exports from British Columbia to the rest of the world was up 4.7 per cent year to date through June compared to the same period a year ago. Energy products were the main contributor to export growth for the first half of this year, rising 14.5 per cent relative to the first six months of 2005. The value of natural gas shipments were higher in the January to June period of this year compared to the same period a year ago. Price inflation is the main reason for the increase in the value of natural gas exports, as natural gas prices were slightly higher in the first half of 2006 compared to the first half of 2005, despite trending downwards since December. Meanwhile, high coal prices have been supporting exports of coal. In other sectors, exports of mineral products and machinery and equipment also posted strong gains this year, while forestry exports declined due to weaker lumber prices and the slowing US housing market.

Outlook

The outlook for 2006 is for modest strength in exports of both goods and services over the rest of this year. Strong global demand is expected to outweigh the negative factors of a higher Canadian dollar, weakening commodity prices and the softwood lumber tariff. Real exports from British Columbia are forecast to rise 2.9 per cent in 2006 and 3.1 per cent the following year. The Softwood Lumber Agreement is not expected to be debated in the House of Commons until after September 15, 2006. Therefore, the Ministry of Finance has assumed status quo, that is, no resolution of the Softwood Lumber Dispute during the forecast period. See the topic box on page 14 which discusses the range of impacts of the deal on the fiscal plan.

Chart 2.11   Exports trends impacted by energy prices

Source: BC Stats

Labour Market

Employment posted strong 3.3 per cent growth over the first seven months of this year and added almost 71,000 jobs to the BC economy. The gains were in both full-time employment, up 54,000 jobs, and part-time employment, up almost 17,000 jobs year-to-date to July.

Job gains over the first seven months of this year were concentrated in the construction and service industries such as retail & wholesale trade services, health & social services and information, culture & recreation services.

While posting a 30-year low of 4.3 per cent in June, the unemployment rate averaged 4.6 per cent in the January to July period, down 1.7 percentage points from the same period in 2005. The labour force grew 1.6 per cent over the first seven months of this year, resulting in a drop in the unemployment rate as employment growth outpaced labour force growth.

Wages and salaries in BC rose 7.9 per cent in the first six months of 2006 relative to the same period last year. This is higher than the year to date growth for Canadian wages and salaries to June of 6.0 per cent. Wage rate growth in BC is still relatively modest compared to other provinces, with average weekly wage rates up 2.7 per cent in the January to July period of 2006 compared to the same period a year ago, the fourth lowest among the provinces.

Outlook

Employment in British Columbia is expected to grow 2.9 per cent in 2006, adding almost 63,000 jobs as employment growth slows in the latter half of the year. Much of the strength this year is expected to be in the construction industry and the services sector of the economy. For 2007, the economy is forecast to create approximately 43,000 jobs for a 2.0 per cent increase in employment. The unemployment rate is expected to average 4.8 per cent in 2006, rising to 5.1 per cent in 2007 as more people enter the labour market.

Chart 2.12   Employment gains continue

Thousands of jobs; seasonally adjusted

Source: Statistics Canada

Demographic Developments

BC’s population grew 1.3 per cent in the January to March period of this year mainly due to gains in migration, since the natural increase in population only accounts for approximately 15 per cent of the province’s total population gain. The natural increase in BC’s population, that is births minus deaths, is on a downward trend. In 2005, BC had a natural increase of 10,733 people, down from an annual natural increase of 21,635 people in 1991.

Following a net outflow of 869 people to other provinces in the October to December period of 2005, British Columbia saw an inflow of 654 people in the January to March period of 2006. International migration was up by 10,199 people for an overall net migration gain of 10,853 people in the first quarter of this year.

Outlook

The forecast calls for British Columbia to gain 42,394 people this year from net in-migration, as international migration declines slightly from the previous year and interprovincial migration picks up. In 2007, an increase in interprovincial migration to BC results in a rise in total net migration to 42,649 people.

Domestic Demand

Consumer Spending and Housing

Retail sales have shown strength for most of 2006, with year to date sales up 7.2 per cent through June. The strong housing market continued to support sales of furniture and furnishings as well as sales from hardware stores during the first six months of this year. Retail sales of used and recreational motor vehicles and parts have also been strong so far in 2006. BC ranked second among the provinces in year-to-date retail sales growth to June, behind Alberta’s 16.8 per cent increase.

British Columbia housing starts hit a peak of 42,200 units in March of this year, before falling off somewhat.  However, housing starts have posted strong growth in the last two months and for the first seven months of this year housing starts were 15.7 per cent higher than the same period a year ago, averaging 37,871 units.

Chart 2.13   Retail sales activity strong

Total retail sales, $billions; seasonally adjusted

Source: Statistics Canada

Outlook

Retail sales are expected to grow at a brisk pace in the next two years, increasing 6.3 per cent in 2006 and growing 5.1 per cent in 2007. Housing starts are forecast to total 36,750 units for 2006, moderating to 33,926 units in 2007. Rising home prices and lower demand are expected to slow the pace of housing starts next year.

Chart 2.14   Housing starts remain high

Housing starts; number of units
seasonally-adjusted at annual rates

Source: Canada Mortgage and Housing Corporation

Business and Government Activity

Along with general growth in the economy, business investment has picked up. Corporate profits have posted double-digit growth in the last three years, rising 15.2 per cent in 2005. Non-residential building permits were up 11.1 per cent in the first half of this year compared to the same period in 2005. Business incorporations were up 10.8 per cent in the January to July period of this year relative to the first seven months of 2005. In addition, business bankruptcies continue to decline and have fallen 12.6 per cent year to date through June compared to the first six months of last year.

Chart 2.15   Non-residential construction strengthening

Source: Statistics Canada; quarterly data

The fast pace of non-residential construction, coupled with the strong residential construction market, has led to concerns regarding rising construction costs and skilled labour shortages. Statistics Canada’s overall construction price index for non-residential buildings in Vancouver increased 8.6 per cent in the January to June period of this year compared to the first six months of last year. This follows annual non-residential construction price growth of 8.6 per cent and 7.3 per cent in 2004 and 2005, respectively. Meanwhile, costs for some building materials are also much higher than a year ago. For example, in the first seven months of 2006, prices for asphalt paving and roofing materials were up 12.3 per cent compared to the same period last year, while plastic pipes and pipe fittings were up 10.4 per cent. Prices for ready-mix concrete manufacturing have risen at a somewhat slower pace, up 5.9 per cent in the January to July period of 2006, while the price of steel product manufacturing declined 1.3 per cent compared to the first seven months of last year. Wages are also a component of overall construction costs, and average hourly earnings in the province’s construction sector have risen 1.7 per cent in the first six months of 2006 relative to the same period last year, according to Statistics Canada’s Survey of Employment, Payroll and Hours. Wage growth in the construction sector is not evenly distributed with certain jobs experiencing higher wage inflation than others. For example, wages for jobs in the foundation structure area were up 8.6 per cent year-to-date to June, while specialty trade contractors have seen wage growth of 3.3 per cent.

Outlook

Corporate pre-tax profits are forecast to grow 5.6 per cent in 2006 rising to 7.8 per cent growth in 2007. Total real investment in British Columbia is expected to increase 8.6 per cent this year as the economy strengthens.

Chart 2.16   Non-residential construction prices in Vancouver

Vancouver Non-Residential Building Construction Price Index
(year-over-year per cent change)

Source:  Statistics Canada

Real (inflation-adjusted) government expenditures for all levels of government (federal, provincial and local) are forecast to rise 3.3 per cent in 2006 and 2.6 per cent in 2007. Over the medium term government spending is expected to average growth of around 1.8 per cent.

Inflation

Consumer price inflation averaged 1.9 per cent in the first seven months of 2006. Lower prices for consumer durables and semi-durables were offset by higher prices in the services sector and non-durables sector, reflecting higher energy prices. In the January to July period of 2006, British Columbia had the lowest rate of inflation among the provinces and lower than Canada as a whole, which averaged 2.5 per cent year to date to July.

Outlook

Inflation for BC is expected to average 2.0 per cent this year as the continued effect of high oil and gasoline prices through year-end are offset by lower prices for durables and semi-durables. In 2007 and over the medium term inflation is forecast to increase about 2.0 per cent per year, in line with the Bank of Canada’s target range.

Medium-Term Outlook

Over the medium term, the US economy is expected to grow around 3.0 per cent per year, while the Canadian economy is expected to grow slightly slower at around 2.8 per cent per year. This is in line with estimates of potential output growth for these countries. The Japanese economy is expected to grow at about half that pace over the medium term, while Europe is expected to grow approximately 2.0 per cent per year.

Economic growth in British Columbia is expected to follow a medium term trend of about 3.1 per cent, reflecting the economic strength of the province’s major trading partners and continued growth in domestic economic activity leading up to the 2010 Winter Olympics.

British Columbia’s population is forecast to grow about 1.3 per cent per year over the medium term, as more people move to the province from other parts of Canada and from other countries.

Detailed tables of the five-year outlook are provided at the end of Part Two (see Tables 2.7.1 through 2.7.4).

Risks to the Forecast

The economic outlook has both upside and downside risks associated with it. The most significant risks to the British Columbia economic outlook remain the volatility of the Canadian dollar and commodity prices as well as sustainability of US economic growth. As a result, the economic outlook for the province includes prudent US and Canadian growth assumptions for the current year and 2007.

The British Columbia economy could grow faster than forecast if:

•              The Canadian dollar falls significantly below the current forecast.

•              Commodity prices, in particular lumber prices and natural gas prices rise to levels higher than the current forecast.

•              The US economy performs better than anticipated.

•              US housing demand is stronger than anticipated. This would provide an opportunity for further growth in British Columbia’s forest industry.

•              British Columbia business confidence and investment strengthen further; this would provide a base for stronger economic growth in the province.

•              Interprovincial net in-migration strengthens significantly; this would generate additional demand for goods and services and boost economic growth.

•              Visitors to BC increase more than expected as Vancouver gains further international recognition as a tourism destination through promotion of the 2010 Winter Olympics.

Alternatively, the British Columbia economy could grow slower than forecast if:

•              The Canadian dollar movements become increasingly volatile or the dollar appreciates rapidly.

•              There is a slowdown in world economic activity and global demand.

•              Commodity prices decline more sharply than forecast or become more volatile.

•              Oil prices rise even further and are sustained at a higher level, dampening North American growth prospects.

•              Interest rates in the US and Canada rise despite evidence of slowing economic growth.

•              Rising costs in the construction sector and shortages of skilled labour persist.

•              The mountain pine beetle outbreak is more widespread and accelerates at a faster rate than anticipated.

•              Geopolitical uncertainty accelerates due to events in the Middle East and terrorist threats.

•              Tourism in British Columbia slows, for example due to fears of an Avian Flu or Pandemic Influenza outbreak.

Table 2.6 Current Economic Statistics

			Year-to-Date
			Average
	Latest Period		2005	2006	Change
BRITISH COLUMBIA
LABOUR MARKET
Employment (s.a.(1), thousands)	July	2,196	2,116	2,187	3.3%
Unemployment rate (s.a., per cent)	July	4.7	6.3	4.6	-1.6
Total net in-migration (persons)	Jan.-Mar.	10,853	11,089	10,853	-236
Interprovincial (persons)	Jan.-Mar.	654	1,057	654	-403
International (persons)	Jan.-Mar.	10,199	10,032	10,199	167
Wages and salaries (s.a. $ millions)	June	6,608	6,057	6,535	7.9%
Average weekly wage rate	July	721	701	720	2.7%

CONSUMER SECTOR
Retail sales (s.a., $ million)	June	4,419	4,092	4,388	7.2%
Car and truck sales (s.a., units)	June	16,317	15,437	15,995	3.6%
Housing starts (all areas, s.a., annual rate)	July	41,200	32,743	37,871	15.7%
Existing home sales (s.a.)	July	7,941	8,747	8,458	-3.3%
Building permits (s.a., $ millions)	June	923	808	913	13.0%
BC consumer price index (annual per cent change)	July	2.0	1.9	1.9	0.0

INDUSTRIAL ACTIVITY
Foreign merchandise exports (s.a., $ million)	June	2,923	2,704	2,831	4.7%
Manufacturing shipments (s.a., $ million)	June	3,851	3,592	3,814	6.2%
Lumber production (thousand cubic metres)	June	3,360	3,488	3,577	2.6%
Pulp and paper shipments (thousand tonnes)	June	692	635	658	3.7%
Copper production (million kg)	June	22.2	22.7	23.0	1.2%

TOURISM
Entries of U.S. and overseas residents (thousands)	June	584.4	609.5	572.7	-6.0%
BC ferry passengers to/from Vancouver Island (thousands)	July	1,431	887	886	-0.1%

COMMODITY PRICES
Lumber (US $/thousand board feet)	August	270	367	318	-13.2%
Pulp (US $/tonne)	August	706	620	650	4.8%
Newsprint (US $/tonne)	August	675	596	665	11.7%
Copper (US $/lb.)	July	3.51	1.53	2.88	88.3%

FINANCIAL DATA
Canadian dollar (US cents)	August	89.4	81.3	88.1	6.8
Canadian prime rate (per cent)	August	6.00	4.25	5.72	1.47
Canadian treasury bills (per cent)	August	4.10	2.52	3.97	1.44
Treasury bill spread – Canada minus US (per cent)	August	-0.83	-0.34	-0.68	-0.35

(1) s.a. - seasonally adjusted

Table 2.7.1 Gross Domestic Product: British Columbia

			Forecast
	2004	2005	2006	2007	2008	2009	2010
BRITISH COLUMBIA:
Gross Domestic Product at Market Prices:
• Real (1997 $ billion; chain-weighted)	139.2	144.0	149.3	153.8	158.5	163.4	168.6
(% change)	4.0	3.5	3.6	3.1	3.1	3.1	3.2
• Current dollar ($ billion)	157.2	168.0	177.9	186.8	196.0	205.1	215.0
(% change)	7.7	6.8	5.9	5.0	5.0	4.6	4.8
• GDP price deflator (1997 = 100)	113.0	116.7	119.2	121.4	123.7	125.5	127.5
(% change)	3.7	3.3	2.1	1.9	1.8	1.5	1.6
Real GDP per person
(1997 $; chain-weighted)	33,129	33,853	34,678	35,321	35,967	36,614	37,299
(% change)	2.8	2.2	2.4	1.9	1.8	1.8	1.9
Real GDP per employed person
(% change)	1.6	0.2	0.7	1.1	1.1	1.2	1.2
Unit labour cost(1) (% change)	0.7	2.8	3.1	0.9	1.7	1.7	1.6

Components of British Columbia Real GDP at Market Prices ($1997 billions; chain-weighted)

Personal expenditure on
Goods and services	88.3	92.4	96.1	99.1	102.1	105.2	108.5
(% change)	4.1	4.6	4.0	3.1	3.1	3.1	3.1
• Goods	38.3	39.7	41.6	42.9	44.2	45.6	46.9
(% change)	4.1	3.7	4.7	3.2	3.0	3.1	3.1
• Services	50.0	52.7	54.5	56.2	57.9	59.7	61.5
(% change)	4.1	5.3	3.4	3.1	3.1	3.1	3.1
Government current expenditures on
Goods and services	25.7	26.0	26.9	27.6	28.0	28.6	29.2
(% change)	1.2	1.5	3.3	2.6	1.6	1.9	2.0
Investment in fixed capital	30.8	33.4	36.2	37.5	38.9	40.9	42.7
(% change)	11.3	8.5	8.6	3.5	3.7	5.0	4.4

Final domestic demand	144.3	151.2	158.5	163.4	168.2	173.7	179.2
(% change)	4.8	4.8	4.8	3.1	2.9	3.3	3.2

Exports goods and services	65.4	67.3	69.2	71.3	74.1	76.6	79.6
(% change)	5.7	2.9	2.9	3.1	3.8	3.5	3.9
Imports goods and services	71.4	75.7	79.0	81.4	83.9	86.6	89.6
(% change)	7.5	6.0	4.4	3.0	3.0	3.3	3.4
Inventory change	1.0	1.1	0.5	0.6	0.7	0.6	0.7
Statistical discrepancy	-0.1	0.0	0.0	0.0	0.0	0.0	0.0

Real GDP at market prices	139.2	144.0	149.3	153.8	158.5	163.4	168.6
(% change)	4.0	3.5	3.6	3.1	3.1	3.1	3.2

(1) Unit labour cost is the nominal cost of labour incurred to produce one unit of real output.

Table 2.7.2 Components of Nominal Income and Expenditure

			Forecast
	2004	2005	2006	2007	2008	2009	2010
Labour income(1) ($ million)	78,768	83,756	89,494	93,053	97,475	102,158	107,111
(% change)	4.7	6.3	6.9	4.0	4.8	4.8	4.8
Personal income ($ million)	121,747	128,236	135,703	141,122	147,434	154,071	161,005
(% change)	4.4	5.3	5.8	4.0	4.5	4.5	4.5
Corporate profits before taxes ($ million)	17,438	20,085	21,212	22,872	24,163	25,382	26,663
(% change)	38.9	15.2	5.6	7.8	5.6	5.0	5.0
Retail sales ($ million)	47,217	49,915	53,056	55,770	58,628	61,684	64,864
(% change)	6.3	5.7	6.3	5.1	5.1	5.2	5.2
Housing starts	32,925	34,667	36,750	33,926	32,716	31,544	30,907
(% change)	25.8	5.3	6.0	-7.7	-3.6	-3.6	-2.0
Residential investment(2) ($ million)	13,053	14,953	15,983	16,662	17,595	18,581	19,635
(% change)	22.9	14.6	6.9	4.3	5.6	5.6	5.7
BC consumer price index (1992 = 100)	122.8	125.3	127.8	130.4	133.1	135.8	138.7
(% change)	2.0	2.0	2.0	2.0	2.0	2.1	2.1

(1) Domestic basis; wages, salaries and supplementary labour income.

(2) Includes renovations and improvements.

Table 2.7.3 Labour Market Indicators

			Forecast
	2004	2005	2006	2007	2008	2009	2010
Population (on July 1) (000’s)	4,202	4,255	4,304	4,355	4,407	4,463	4,520
(% change)	1.1	1.3	1.2	1.2	1.2	1.3	1.3
Labour force population, 15+ Years (000’s)	3,390	3,448	3,512	3,567	3,623	3,680	3,738
(% change)	1.5	1.7	1.8	1.6	1.6	1.6	1.6
Net in-migration
– International(1)	30,254	38,579	33,394	29,648	31,343	31,987	32,765
– Interprovincial	7,077	4,527	9,000	13,000	15,000	17,500	19,000
– Total	37,331	43,106	42,394	42,648	46,343	49,487	51,765
Participation rate(2) (%)	65.5	65.6	65.6	66.1	66.5	66.8	67.0
Labour force (000’s)	2,222	2,263	2,303	2,356	2,408	2,457	2,506
(% change)	1.4	1.9	1.7	2.3	2.2	2.1	2.0
Employment (000’s)	2,063	2,131	2,193	2,236	2,280	2,323	2,369
(% change)	2.4	3.3	2.9	2.0	1.9	1.9	2.0
– Goods sector employment (000’s)(3)	428	442	452	466	481	496	512
(% change)	5.6	3.4	2.2	3.2	3.2	3.1	3.2
– Service sector employment (000’s)(3)	1,635	1,688	1,741	1,770	1,799	1,827	1,857
(% change)	1.6	3.3	3.1	1.7	1.6	1.6	1.6
Unemployment rate (%)	7.2	5.9	4.8	5.1	5.3	5.5	5.5

(1) International migration includes net non-permanent residents and returning emigrants less net temporary residents abroad.

(2) Percentage of the population 15 years of age and over in the labour force.

(3) Components may not sum to total due to rounding.

Table 2.7.4 Major Economic Assumptions

			Forecast
	2004	2005	2006	2007	2008	2009	2010
GDP (billions)
Canada real (1997 $; chain-weighted)	1,125	1,158	1,191	1,222	1,256	1,292	1,329
(% change)	3.3	2.9	2.9	2.6	2.8	2.8	2.8
Canada current dollar ($ billion)	1,291	1,371	1,439	1,501	1,569	1,641	1,718
(% change)	6.4	6.2	4.9	4.3	4.5	4.6	4.7
Canada GDP price deflator (1997 = 100)	114.8	118.5	120.8	122.8	124.9	127.0	129.3
(% change)	3.0	3.2	1.9	1.7	1.7	1.7	1.8
US real (1996 US$; chain-weighted)	10,704	11,049	11,417	11,701	12,048	12,414	12,790
(% change)	3.9	3.2	3.3	2.5	3.0	3.0	3.0
Japan real (2000 Yen; chain-weighted)	525,300	539,069	554,305	564,770	573,286	581,616	590,359
(% change)	2.3	2.6	2.8	1.9	1.5	1.5	1.5
Europe real(1) (% change)	1.8	1.4	2.0	1.8	2.0	2.0	2.0

Housing starts(2) (000’s)
Canada	233	225	222	195	185	185	185
(% change)	6.9	-3.4	-1.5	-12.2	-5.1	0.0	0.0
US	1,950	2,073	1,875	1,650	1,600	1,600	1,600
(% change)	5.2	6.3	-9.5	-12.0	-3.0	0.0	0.0
Japan	1,189	1,236	1,260	1,230	1,170	1,150	1,150
(% change)	2.5	4.0	1.9	-2.4	-4.9	-1.7	0.0

Consumer price index
Canada (1992=100)	124.6	127.3	130.2	132.6	135.3	138.0	140.7
(% change)	1.9	2.2	2.2	1.9	2.0	2.0	2.0

Canadian interest rates (%)
3-Month treasury bills	2.2	2.7	4.1	4.3	4.8	5.0	5.0
10-year government bonds	4.6	4.1	4.5	4.7	5.4	6.0	6.0

United States interest rates (%)
3-Month treasury bills	1.4	3.1	4.9	4.8	4.9	5.0	5.0
10-year government bonds	4.3	4.3	5.0	5.3	5.8	6.0	6.0

Exchange rate (US cents / Canadian $)	76.8	82.5	88.4	88.3	88.0	88.0	88.0

British Columbia goods and services Export price deflator (% change)	3.0	3.5	-2.1	1.6	0.9	0.1	0.9

(1)   Euro zone (12) is Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Netherlands, Portugal and Spain.

(2)   British Columbia housing starts appear in Table 2.7.2.

APPENDIX:	FINANCIAL RESULTS
For the Three Months Ended June 30, 2006

UPDATED FINANCIAL PLAN
For the Three Years 2006/07 – 2008/09

2006/07 First Quarterly Report	September 15, 2006

Three Months Ended June 30, 2006 and 2006/07 Full-Year Forecast

Table A.1	Operating Statement

Table A.2	Revenue by Source

Table A.3	Expense by Ministry, Program and Agency

Table A.4	Expense by Function

Table A.5	Capital Spending

Table A.6	Provincial Debt

Updated Financial Plan: 2006/07 – 2008/09

Table A.7	Revenue Assumptions – Changes from Budget 2006

Table A.8	Natural Gas Price Forecasts

Table A.9	Expense Assumptions – Changes from Budget 2006

Table A.10	Expense by Function

Table A.11	Taxpayer-Supported Entity Operating Statements

Table A.12	Full-Time Equivalents

Table A.13	Statement of Financial Position

Table A.1  2006/07 Operating Statement

	Year-to-Date to June 30				Full Year
	2006/07			Actual	2006/07			Actual
($ millions)	Budget	Actual	Variance	2005/06	Budget	Forecast	Variance	2005/06
Taxpayer-supported programs and agencies:
Revenue	7,844	7,926	82	7,590	33,393	33,990	597	33,749
Expense	(8,136)	(7,963)	173	(7,619)	(33,914)	(34,346)	(432)	(32,177)
Negotiating Framework incentive payments	—	(34)	(34)	—	—	(290)	(290)	(710)
Taxpayer-supported balance	(292)	(71)	221	(29)	(521)	(646)	(125)	862
Commercial Crown corporation income	393	504	111	500	1,971	2,396	425	2,198
Surplus before forecast allowance	101	433	332	471	1,450	1,750	300	3,060
Forecast allowance	—	—	—	—	(850)	(550)	300	—
Surplus	101	433	332	471	600	1,200	600	3,060

Table A.2 2006/07 Revenue by Source

	Year-to-Date to June 30				Full Year
	2006/07			Actual	2006/07			Actual
($ millions)	Budget	Actual	Variance	2005/06	Budget	Forecast	Variance	2005/06
Taxation
Personal income	1,437	1,457	20	1,276	5,847	6,204	357	5,838
Corporate income	330	330	—	281	1,337	1,496	159	1,426
Social service	1,103	1,113	10	1,057	4,374	4,559	185	4,367
Fuel	229	226	(3)	223	923	907	(16)	911
Tobacco	172	184	12	181	690	705	15	701
Property	427	426	(1)	420	1,726	1,753	27	1,718
Property transfer	200	257	57	221	750	900	150	843
Other	147	165	18	140	571	601	30	625
	4,045	4,158	113	3,799	16,218	17,125	907	16,429
Natural resources
Natural gas royalties	464	286	(178)	405	2,277	1,503	(774)	1,921
Columbia River Treaty	70	43	(27)	53	335	245	(90)	319
Other energy, metals and minerals	202	256	54	178	808	913	105	797
Forests	102	120	18	209	1,083	1,186	103	1,214
Water and other resources	87	86	(1)	76	349	349	—	316
	925	791	(134)	921	4,852	4,196	(656)	4,567
Other revenue
Medical Services Plan premiums	354	372	18	371	1,414	1,473	59	1,467
Post-secondary education fees	139	171	32	131	923	930	7	892
Other health-care related fees	50	54	4	46	191	206	15	204
Motor vehicle licences and permits	104	104	—	102	409	409	—	403
Other fees and licences	140	152	12	166	685	686	1	683
Investment earnings	201	205	4	191	819	843	24	948
Sales of goods and services	137	113	(24)	131	647	647	—	765
Miscellaneous	380	457	77	407	1,506	1,615	109	1,605
	1,505	1,628	123	1,545	6,594	6,809	215	6,967
Contributions from the federal government
Health and social transfers	1,073	1,068	(5)	1,032	4,403	4,421	18	4,220
Equalization	115	115	—	147	459	459	—	590
Other federal contributions	181	166	(15)	146	867	980	113	976
	1,369	1,349	(20)	1,325	5,729	5,860	131	5,786
Taxpayer-supported programs and agencies	7,844	7,926	82	7,590	33,393	33,990	597	33,749
Commercial Crown corporation net income
BC Hydro	(74)	—	74	5	18	395	377	266
Liquor Distribution Branch	194	201	7	185	798	800	2	800
BC Lotteries (net of payments to the federal government)	231	251	20	228	932	932	—	914
BCRC (1)	12	17	5	4	84	64	(20)	10
ICBC (2)	28	25	(3)	68	131	198	67	191
Other	2	10	8	10	8	7	(1)	17
	393	504	111	500	1,971	2,396	425	2,198
Total revenue	8,237	8,430	193	8,090	35,364	36,386	1,022	35,947

(1)          The year to date figures reflect BCRC’s budget and results for the April to June period. The full year forecast represents BCRC’s earnings during government’s fiscal year. On BCRC’s fiscal year basis (December), the outlook is – 2006 (budget): $84 million; 2006 (forecast): $98 million.

(2)          The year to date figures reflect ICBC’s budget and results for the April to June period. The full-year forecast represents ICBC’s earnings during government’s fiscal year. On ICBC’s fiscal year basis (December), the outlook is – 2006 (budget): $131 million; 2006 (forecast): $248 million.

Table A.3 2006/07 Expense by Ministry, Program and Agency

	Year-to-Date to June 30				Full Year
	2006/07			Actual	2006/07			Actual
($ millions)	Budget	Actual	Variance	2005/06	Budget	Forecast	Variance	2005/06
Advanced Education	459	455	(4)	426	1,982	1,982	—	1,867
Education	1,477	1,468	(9)	1,416	5,196	5,196	—	5,071
Health (1)	2,870	2,757	(113)	2,804	11,910	11,910	—	11,413
Subtotal	4,806	4,680	(126)	4,646	19,088	19,088	—	18,351
Office of the Premier	3	2	(1)	2	12	12	—	10
Aboriginal Relations and Reconciliation	9	8	(1)	7	33	33	—	33
Agriculture and Lands	29	28	(1)	19	226	226	—	179
Attorney General	127	128	1	116	476	476	—	452
Children and Family Development	427	418	(9)	379	1,836	1,836	—	1,635
Community Services	79	107	28	122	267	267	—	258
Economic Development	69	62	(7)	50	310	310	—	437
Employment and Income Assistance	332	317	(15)	317	1,369	1,369	—	1,327
Energy, Mines and Petroleum Resources	19	26	7	19	77	77	—	67
Environment	39	39	—	33	194	194	—	173
Finance	25	21	(4)	16	84	84	—	67
Forests and Range	168	164	(4)	177	933	1,048	115	810
Labour and Citizens’ Services	50	32	(18)	43	206	206	—	188
Public Safety and Solicitor General	137	136	(1)	128	548	548	—	515
Small Business and Revenue	12	6	(6)	8	45	45	—	44
Tourism, Sport and the Arts (1)	71	70	(1)	89	209	209	—	180
Transportation	211	231	20	199	839	839	—	829
Total ministries and Office of the Premier	6,613	6,475	(138)	6,370	26,752	26,867	115	25,555
Legislation	12	12	—	11	51	51	—	46
Officers of the Legislature	7	6	(1)	20	27	27	—	42
BC Family Bonus	8	8	—	13	23	23	—	37
Management of public funds and debt	151	145	(6)	163	618	618	—	593
Contingencies – new programs	—	—	—	—	320	320	—	320
Contingencies – Negotiating Framework	—	—	—	—	420	420	—	—
Other appropriations	10	7	(3)	(18)	9	9	—	(3)
Subtotal	6,801	6,653	(148)	6,559	28,220	28,335	115	26,590
First Nations New Relationships Fund	—	—	—	—	—	—	—	100
Consolidated revenue fund expense before Negotiating Framework incentive	6,801	6,653	(148)	6,559	28,220	28,335	115	26,690
Negotiating Framework incentive payments	—	34	34	—	—	290	290	710
Total consolidated revenue fund expense	6,801	6,687	(114)	6,559	28,220	28,625	405	27,400
Expenses recovered from external entities	421	367	(54)	333	1,685	1,779	94	1,841
Grants to agencies and other internal transfers:
Taxpayer-supported Crown agencies	(168)	(183)	(15)	(288)	(674)	(696)	(22)	(1,102)
School districts	(1,307)	(1,302)	5	(1,292)	(4,490)	(4,555)	(65)	(4,344)
Universities	(265)	(275)	(10)	(241)	(1,069)	(1,123)	(54)	(1,108)
Colleges, university colleges, and institutes	(187)	(208)	(21)	(189)	(755)	(775)	(20)	(833)
Health authorities and hospital societies	(1,992)	(1,942)	50	(2,015)	(7,937)	(7,919)	18	(7,659)
Children and Family Development governance authorities	(151)	(151)	—	—	(606)	(620)	(14)	(445)
	(4,070)	(4,061)	9	(4,025)	(15,531)	(15,688)	(157)	(15,491)
Taxpayer-supported Crown agencies	450	385	(65)	463	1,802	1,829	27	2,141
SUCH sector and regional authorities:
School districts	1,375	1,436	61	1,364	4,864	4,958	94	4,612
Universities	579	592	13	550	2,532	2,637	105	2,449
Colleges, university colleges, and institutes	305	323	18	295	1,281	1,297	16	1,252
Health authorities and hospital societies (2)	2,124	2,120	(4)	2,080	8,456	8,580	124	8,242
Children and Family Development governance authorities	151	148	(3)	—	605	619	14	441
	4,984	5,004	20	4,752	19,540	19,920	380	19,137
Net spending of Crown agencies and the SUCH sector	914	943	29	727	4,009	4,232	223	3,646
Total taxpayer-supported expense	8,136	7,997	(139)	7,619	33,914	34,636	722	32,887

(1)          The 2005/06 actuals and 2006/07 budget have been restated to reflect the transfer of the Act Now BC! initiative from the Ministry of Health to the Ministry of Tourism, Sport and the Arts.

(2)          Excludes inter-entity transactions between health authorities and hospital societies.

Table A.4 2006/07 Expense By Function

	Year-to-Date to June 30				Full Year
	2006/07			Actual	2006/07			Actual
($ millions)	Budget	Actual	Variance	2005/06	Budget	Forecast	Variance	2005/06
Health	3,096	3,000	(96)	2,966	12,833	12,933	100	12,822
Education	2,336	2,492	156	2,266	9,162	9,290	128	9,053
Social services	729	669	(60)	638	3,040	3,033	(7)	2,798
Protection of persons and property	320	310	(10)	286	1,301	1,290	(11)	1,414
Transportation	299	312	13	267	1,173	1,209	36	1,203
Natural resources and economic development	299	274	(25)	257	1,483	1,611	128	1,638
Other	212	182	(30)	264	1,213	1,231	18	1,101
Contingencies – new programs	—	—	—	—	320	320	—	—
Contingencies – Negotiating Framework	—	—	—	—	420	420	—	—
Contingencies – Negotiating Framework incentive payments	—	34	34	—	—	290	290	—	(1)
General government	286	186	(100)	137	665	715	50	676
Interest	559	538	(21)	538	2,304	2,294	(10)	2,182
Total expense	8,136	7,997	(139)	7,619	33,914	34,636	722	32,887

(1)          Consistent with the 2005/06 Public Accounts, incentive payments of $710 million in 2005/06 were allocated to relevant functions as follows: health – $408 million; education – $110 million; social services – $74 million; protection of persons and property – $35 million; transportation – $7 million; natural resources and economic development – $39 million; other – $5 million; general government – $32 million.

Table A.5 2006/07 Capital Spending

	Year-to-Date to June 30				Full Year
	2006/07			Actual	2006/07			Actual
($ millions)	Budget	Actual	Variance	2005/06	Budget	Forecast	Variance	2005/06

Taxpayer-supported
Education
Schools (K–12)	70	101	31	81	252	339	87	286
Post-secondary	184	137	(47)	146	988	928	(60)	790
Health	167	135	(32)	120	666	925	259	848
BC Transportation Financing Authority	155	203	48	173	794	839	45	712
Vancouver Convention Centre expansion project	24	30	6	24	164	131	(33)	85
Government operating (ministries)	71	20	(51)	24	413	363	(50)	260
Other (1)	14	17	3	26	46	59	13	111
Capital spending contingencies	—	—	—	—	165	165	—	—
Total taxpayer-supported	685	643	(42)	594	3,488	3,749	261	3,092

Self-supported
BC Hydro	220	149	(71)	125	1,020	921	(99)	609
BC Transmission Corporation	13	8	(5)	2	65	70	5	21
Columbia River power projects (2)	14	16	2	14	43	37	(6)	30
BC Rail	16	3	(13)	3	62	46	(16)	15
ICBC (3)	6	5	(1)	6	41	48	7	27
BC Lotteries	20	10	(10)	19	80	80	—	83
Liquor Distribution Branch	7	2	(5)	3	27	27	—	19
Total self-supported	296	193	(103)	172	1,338	1,229	(109)	804
Total capital spending	981	836	(145)	766	4,826	4,978	152	3,896

(1)          Includes BC Housing Management Commission, Provincial Rental Housing Corporation, BC Buildings Corporation, Ministry of Attorney General, Ministry of Public Safety and Solicitor General, Ministry of Children and Family Development, Rapid Transit Project 2000, and BC Transit.

(2)          Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

(3)          Includes ICBC Properties Ltd.

Table A.6 2006/07 Provincial Debt (1)

	Balance	Balance at June 30, 2006				Forecast at March 31, 2007
	March 31,	Net	Debt Outstanding			Net	Debt Outstanding
($ millions)	2006	Change (2)	Actual	Budget	Variance	Change (2)	Forecast	Budget	Variance
Taxpayer-supported debt
Provincial government operating	11,888	222	12,110	12,111	(1)	(778)	11,110	10,982	128
Other taxpayer-supported debt (mainly capital)
Education (3)
Schools	4,588	22	4,610	4,614	(4)	129	4,717	4,727	(10)
Post-secondary institutions	2,688	29	2,717	2,787	(70)	330	3,018	3,038	(20)
	7,276	51	7,327	7,401	(74)	459	7,735	7,765	(30)
Health (3)	2,447	70	2,517	2,700	(183)	523	2,970	3,041	(71)
Highways and public transit
BC Transportation Financing Authority	2,686	42	2,728	2,929	(201)	606	3,292	3,320	(28)
BC Transit	80	(1)	79	82	(3)	(1)	79	76	3
Public transit	904	(2)	902	907	(5)	(2)	902	905	(3)
Sky Train extension	1,145	1	1,146	1,150	(4)	7	1,152	1,156	(4)
	4,815	40	4,855	5,068	(213)	610	5,425	5,457	(32)
Other
BC Buildings	246	(246)	—	—	—	(246)	—	—	—
Social housing (4)	189	(24)	165	177	(12)	101	290	227	63
Homeowner Protection Office	110	(2)	108	148	(40)	12	122	163	(41)
Other (5)	204	18	222	207	15	46	250	248	2
	749	(254)	495	532	(37)	(87)	662	638	24
Total other taxpayer-supported	15,287	(93)	15,194	15,701	(507)	1,505	16,792	16,901	(109)
Total taxpayer-supported debt	27,175	129	27,304	27,812	(508)	727	27,902	27,883	19
Self-supported debt
Commercial Crown corporations
BC Hydro	6,892	230	7,122	7,388	(266)	476	7,368	7,541	(173)
BC Transmission Corporation	37	—	37	47	(10)	17	54	77	(23)
Columbia River power projects (6)	247	(6)	241	247	(6)	(11)	236	236	—
Liquor Distribution Branch	5	(1)	4	4	—	(2)	3	3	—
	7,181	223	7,404	7,686	(282)	480	7,661	7,857	(196)
Total self-supported debt	7,181	223	7,404	7,686	(282)	480	7,661	7,857	(196)
Forecast allowance	—	—	—	—	—	550	550	850	(300)
Total provincial debt	34,356	352	34,708	35,498	(790)	1,757	36,113	36,590	(477)

(1)          Debt is after deduction of sinking funds and unamortized discounts, and excludes accrued interest. Government direct and fiscal agency accrued interest is reported in the government’s accounts as an accounts payable.

(2)          Gross new long-term borrowing plus net change in short-term debt outstanding, less sinking fund contributions, sinking fund earnings and net maturities of long-term debt (after deduction of sinking fund balances for maturing issues).

(3)          Includes debt and guarantees incurred by the government on behalf of school districts, universities, colleges and health authorities/hospital societies (SUCH), and debt directly incurred by these entities.

(4)          Includes the BC Housing Management Commission and the Provincial Rental Housing Corporation.

(5)          Includes other taxpayer-supported Crown corporations and agencies, student loan guarantees, loan guarantees to agricultural producers, guarantees issued under economic development and home mortgage assistance programs, and loan guarantee provisions.

(6)          Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

Table A.7	Revenue Assumptions: 2006/07 – 2008/09
Changes from Budget 2006

Revenue Source and Assumptions	Forecast	Updated Plan
($ millions unless otherwise specified)	2006/07	2007/08	2008/09
Personal income tax	$6,204	$6,355	$6,739
Tax Year
BC personal income growth	5.8%	4.0%	4.5%
BC tax base growth	5.7%	4.5%	5.1%
Average tax yield	5.71%	5.75%	5.79%
Gross current-year tax	$5,930	$6,239	$6,602
Tax credits and BC Tax Reduction	$-266	$-268	$-271
Training initiatives tax credit	$-30	$-30	$-30
Prior-year adjustment (fiscal year)	$191	$0	$0
Family Bonus offset (fiscal year)	$-23	$-16	$-13

2005 Tax Year
BC personal income growth	5.3%
BC tax base growth	8.3%
Average 2005 tax yield	5.67%
Gross 2005 tax	$5,569
2004 and prior years tax	$300
Tax credits and BC Tax Reduction	$-257

Corporate income tax	$1,496	$1,429	$1,415
Tax Year
National tax base ($ billions)	$174.1	$183.5	$190.3
BC general corporate rate	12.0%	12.0%	12.0%
BC small business corporate rate	4.5%	4.5%	4.5%
Tax credits	$-236	$-236	$-236
International Financial Activity Act refunds	$-25	$-25	$-25
BC tax base ($ billions)	$17.2	$18.5	$19.6
BC tax base growth	5.5%	8.0%	5.5%
BC corporate profits growth	5.6%	7.8%	5.6%
BC instalment share	9.92%	10.21%	9.86%
Prior-year adjustments	$193	$4	$-19
Advance instalments (fiscal year)	$1,328	$1,450	$1,459

2005 Tax Year
BC general corporate rate	12.75%
BC tax base ($ billions)	$16.3
BC tax base growth	15.0%
BC corporate profits growth	15.2%
National tax base growth	11.7%
BC share of national tax base	10.2%
Gross 2005 tax	$1,579
Tax credits	$-231

Revenue is recorded on a cash basis. Due to lags in the federal collection and instalment systems, changes to the BC corporate profits and tax base forecasts affect revenue in the succeeding year. For example, 2006/07 instalments from the federal government are based on BC’s share of the national tax base for the 2004 tax year (assessed as of December 31, 2005) and a forecast of the 2006 national tax base. Cash adjustments for any under/over payments from the federal government in respect of 2005 will be received/paid on March 31, 2007.

Revenue Source and Assumptions	Forecast	Updated Plan
($ millions unless otherwise specified)	2006/07	2007/08	2008/09
Social service tax	$4,559	$4,783	$5,032
Consumer expenditure growth (calendar year)	5.9%	5.2%	5.2%
Business investment growth (calendar year)	9.3%	8.4%	9.5%
Other expenditure growth (calendar year)	2.8%	4.0%	4.0%
Social service tax base growth (fiscal year)	5.9%	5.2%	5.3%

Components of revenue
Consolidated Revenue Fund (net of Commissions)	$4,490	$4,714	$4,963
BC Transportation Financing Authority	$12	$12	$12
Recoveries	$57	$57	$57

Social service tax revenue forecast includes $60 million assumed to be the full year amount that will be held in trust by lawyers until the Supreme Court of Canada rules on the constitutionality of applying social service tax on legal services.

Currently, lawyers must collect and remit social service tax on all legal services that are solicitors’ services (i.e. services not related to the determination of rights and obligations by courts and independent tribunals).

Social service tax is not collected from low income clients with respect to barristers’ services. Lawyers must collect social service tax on barrister’s services from clients who are not low income and hold in trust pending the Supreme Court of Canada ruling.

Due to uncertainty, an equal and offsetting provision for bad debt allowance is also included as a forecast expense.

Fuel tax	$907	$919	$930
Real GDP growth (calendar year)	3.6%	3.1%	3.1%
Gasoline and diesel assumed volume growth (calendar year)	1.0%	1.0%	1.0%

Components of revenue
Consolidated Revenue Fund	$481	$488	$495
BC Transit	$8	$8	$8
BC Transportation Financing Authority	$418	$423	$427

Property tax	$1,753	$1,839	$1,922
BC Consumer Price Index (calendar year)	2.0%	2.0%	2.0%
Housing Starts (calendar year)	36,750	33,926	32,716
Home Owner Grants (calendar year)	$-647	$-667	$-687

Components of revenue
Residential (school purpose)	$619	$655	$691
Non-residential (school purpose)	$955	$993	$1,032
Rural Area	$82	$86	$89
Other*	$97	$105	$110

*                 Other includes BC Assessment Authority taxation revenue, municipal contributions to BC Transit and commissions paid to municipalities for the collection of provincial (residential school purpose) property taxes.

Revenue Source and Assumptions	Forecast	Updated Plan
($ millions unless otherwise specified)	2006/07	2007/08	2008/09
Petroleum, natural gas, minerals and Columbia River Treaty export electricity sales	$2,661	$3,074	$2,928
Natural gas price ($Cdn/gigajoule at plant inlet)	$6.21	$7.42	$7.21
Natural gas volumes (petajoules)	1,095	1,116	1,137
Annual per cent change	2.3%	1.9%	1.9%

Oil price ($US/bbl at Cushing, Ok)	$65.84	$65.70	$59.17

Auctioned land base (000 hectares)	525	411	411
Average bid price/hectare ($)	$1,055	$1,000	$1,000
Metallurgical coal price ($US/tonne, fob west coast)	$105	$90	$85

Columbia River Treaty sales
Annual quantity set by treaty (million mega-watt hours)	4.3	4.1	4.0
Mid-Columbia electricity price ($US/mega-watt hour)	$56	$67	$64

Components of revenue
Natural gas royalties	$1,503	$1,937	$1,928
Bonus bids, permits and fees	$470	$496	$496
Petroleum royalties	$101	$87	$69
Columbia River Treaty electricity sales	$245	$295	$270
Coal	$121	$93	$81
Minerals, metals and other	$188	$130	$47
Oil and Gas Commission fees	$33	$36	$37

Based on a recommendation from the Auditor General to be consistent with generally accepted accounting principles, bonus bid revenue recognition reflects eight-year deferral of cash receipts from the sale of oil and gas drilling rights.

Forests	$1,186	$1,167	$1,139
Prices (calendar year average)
SPF 2x4 price ($US/1000 bd ft)	$309	$300	$300
Hemlock price ($US/1000 bd ft)	$588	$600	$600
Pulp ($US/tonne)	$667	$675	$675
Coastal Log Price ($Cdn/cubic metre)
(Vancouver Log Market, fiscal year)	$82	$84	$85

Crown harvest volumes (million cubic metres)
Interior	56.0	54.0	54.0
Coast	16.0	16.0	16.0
Total	72.0	70.0	70.0
BC Timber Sales (included in above)	13.3	14.1	14.5

Components of revenue
Tenures	$848	$822	$796
BC Timber Sales	$298	$299	$297
Logging Tax	$20	$25	$25
Other	$20	$21	$21

Revenue Source and Assumptions	Forecast	Updated Plan
($ millions unless otherwise specified)	2006/07	2007/08	2008/09
Health and social transfers	$4,421	$4,636	$4,678
National Cash Transfers
Canada Health Transfer (CHT) excluding Trusts, September 2004 First Ministers’ Meeting (FMM) and prior-year adjustments	$13,400	$13,750	$14,100
FMM base (absorbs Health Reform Transfer (HRT))	$6,740	$7,598	$8,529
Canada Social Transfer (CST)	$8,200	$8,450	$8,700
Early Learning and Child Care (ELCC)	$300	$350	$350
ELCC Federal Budget 2005	$650	$0	$0
National basic federal tax ($ billions)	$112.8	$118.7	$124.7
BC basic federal tax ($ billions)	$14.0	$14.7	$15.5
BC share of national population (calendar year)	13.22%	13.25%	13.30%

BC health and social transfers revenue
CHT	$1,903	$2,040	$2,099
2003 Medical Equipment ($200 million)	$19	$19	$19
2004 Public Immunization ($52 million)	$18	$0	$0
FMM Base (absorbs HRT)	$891	$1,007	$1,134
FMM Deferral (Base and Wait Times)	$228	$267	$79
FMM Capital Equipment Funding	$0	$4	$7
CST	$1,165	$1,253	$1,294
ELCC	$40	$46	$46
ELCC Federal Budget 2005	$85	$0	$0
ELCC Federal Budget 2005 Deferral	$62	$0	$0
Prior-year adjustments	$10	$0	$0
SUCH sector direct revenue	$3,249	$3,308	$3,435
School Districts	$488	$464	$465
Universities	$1,609	$1,665	$1,723
Colleges, University Colleges, and Institutes	$531	$546	$561
Health Authorities and Hospital Societies	$620	$627	$654
Children and Family Development regional authorities	$1	$6	$32
Commercial Crown corporation net income	$2,396	$2,451	$2,479
BC Hydro	$395	$414	$433
reservoir water inflows (per cent of normal) (August 2005 forecast)	93%	100%	100%
mean gas price (Sumas, $US/Mmbtu – BC Hydro forecast based on NYMEX forward selling prices)	6.53	8.09	7.83
electricity prices (Mid-C, $US/MWh)	47.26	62.16	59.32
rate increases	4.65%	0.63%	6.66%

N.B. The rate increases in 2006/07 and 2007/08 are currently under review by the BCUC. The rate increase in 2008/09 is an estimate of what would be required in order to earn the return on equity mandated by the BCUC. This rate increase may change depending on future conditions and is subject to future BCUC review and approval.

ICBC (projected earnings during government’s fiscal year)	$198	$180	$156
vehicle growth	+2.3%	+2.2%	+2.1%
claims cost trend	+5.1%	+5.3%	+5.2%
investment return	6.6%	5.0%	5.1%
loss ratio	93.2%	89.0%	90.0%

Table A.8   Natural Gas Price Forecasts

				Adjusted to fiscal years and
	Private sector forecasts (calendar year)			$C/gigajoule at plant inlet
	2006	2007	2008	2006/07	2007/08	2008/09
GLJ Henry Hub US$/MMBtu (July 2006)	7.60	8.50	8.15	6.35	7.14	6.76
Sproule Henry Hub US$/MMBtu (June 2006)	7.74	9.17	9.06	6.80	7.93	7.41
GLJ Alberta AECO-C Spot CDN$/MMBtu (July 06)	7.20	8.45	8.30	6.29	7.35	7.15
Sproule Alberta AECO-C Spot CDN$/MMBtu (June 2006)	7.61	9.24	9.36	6.97	8.17	7.79
GLJ Sumas Spot US$/MMBtu (July 2006)	6.35	7.40	7.50	5.79	6.84	6.87
Sproule Sumas Spot CDN$/MMBtu (June 2006)	7.26	9.00	9.22	6.16	7.44	7.13
GLJ BC Spot Plant Gate CDN$/MMBtu (July 2006)	7.00	8.25	8.15	6.25	7.13	6.97
Sproule BC Plant Inlet CDN$/MMBtu (June 2006)	6.42	8.24	8.46	6.55	7.87	7.56
GLJ Midwest Chicago US$/MMBtu (July 2006)	7.15	8.65	8.30	6.20	7.43	7.05
Sproule Alliance Plant Gate CDN$/MMBtu (July 2006)	6.99	8.94	9.06	6.55	7.88	7.52
US EIA US$/MMBtu Henry Hub (July 2006)	7.86	—	—	6.08	—	—
Scotiabank Group Henry Hub US$/MMBtu (June 2006)	8.00	8.50	—	6.36	—	—
BMO Alberta Empress US$/MMBtu (June 2006)	6.15	7.00	—	5.58	—	—
Exports Development Canada Henry Hub US$/MMBtu (Spring 2006)	8.30	8.00	—	6.67	—	—
Tristone Capital Henry Hub US$/MMBtu (July 2006)	7.35	8.00	—	6.04	—	—
Petro-Canada AECO-C Spot CDN$/Mcf (July 2006)	8.25	—	—	6.59	—	—
NYMEX Forward Market converted to Plant Inlet CDN$/GJ (July 2006)				6.09	7.88	7.51

Average all minus high/low				6.23	7.48	7.21
Average one forecast per consultant minus high/low				6.19	7.35	7.21
Natural Gas Royalty Price Forecast				6.21	7.42	7.21

GLJ: Gilbert Laustsen Jung Associates Ltd

US EIA: US Energy Information Administration

AECO: Alberta Energy Company

Table A.9	Expense Assumptions: 2006/07 – 2008/09
Changes from Budget 2006

Ministry Programs and Assumptions	Forecast	Updated Plan
($ millions unless otherwise specified)	2006/07	2007/08	2008/09
Advanced Education	1,982	2,057	2,098
Student spaces (# of FTEs)	177,657	182,051	186,445
Attorney General	476	480	478
New cases filed/processed (# for all courts)	295,000	295,000	295,000
Crown Proceeding Act	28	28	28
Children and Family Development	1,836	1,757	1,790
Average children-in-care caseload (#)	9,180	9,050	9,000
Adult Community Living:
Residential Services:
Average caseload (#)	5,293	5,486	5,689
Average cost per client ($)	66,100	65,000	63,600
Day Programs:
Average caseload (#)	10,126	10,496	10,887
Average cost per client ($)	16,700	16,600	16,600
Education	5,196	5,220	5,249
Student enrolment (# of FTEs)	562,199	558,055	554,217
Employment and Income Assistance	1,369	1,399	1,416
Average annual temporary assistance caseload (#)	46,475	45,390	45,555
Average annual disability assistance caseload (#)	61,105	64,705	68,305
Average annual total assistance caseload (#)	107,580	110,095	113,860
Forests and Range	1,035	992	1,003
Direct fire fighting	170	55	55
BC timber sales	176	193	202
Health	11,910	12,147	12,290
Pharmacare demand/cost growth (per cent of change)	7.3%	6.2%	2.3%
Medical Services Plan (MSP)	2,739	2,739	2,739
Regional health sector funding	7,475	7,602	7,652
Public Safety and Solicitor General	548	556	556
Emergency Program Act	16	16	16
Management of Public Funds and Debt	618	621	583
Interest rates for new provincial borrowing:
Short-term	4.52	4.57	5.19
Long-term	5.34	5.48	6.33
CDN/US exchange rate (cents)	89.0	88.1	88.0
Taxpayer-supported Crown corporations and agencies net spending	1,133	1,376	1,306
SUCH sector and regional authorities expenses in excess of grant funding	3,099	3,151	3,262
School districts	403	423	403
Universities	1,514	1,544	1,617
Colleges, university colleges, and institutes	522	534	549
Health authorities and hospital societies	661	649	663
CFD regional authorities	(1)	1	30

Table A.10   Expense By Function(1):   2006/07 – 2008/09

	Actual		Forecast	Updated Plan
($ millions)	2005/06		2006/07	2007/08	2008/09
Health	12,822		12,933	13,206	13,347
Education	9,053		9,290	9,349	9,455
Social services	2,798		3,033	2,947	3,004
Protection of persons and property	1,414		1,290	1,296	1,282
Transportation	1,203		1,209	1,322	1,217
Natural resources and economic development	1,638		1,611	1,554	1,501
Other	1,101		1,231	1,168	1,155
Contingencies – new programs	—		320	360	360
Contingencies – Negotiating Framework	—		420	895	1,420
Contingencies – Negotiating Framework incentive payments	—	(2)	290	—	—
General government	676		715	694	682
Interest	2,182		2,294	2,412	2,475
Total expense	32,887		34,636	35,203	35,898

(1)       Amounts have been restated to reflect government’s accounting policies in effect at March 31, 2006.

(2)       Consistent with the 2005/06 Public Accounts , incentive payments of $710 million in 2005/06 were allocated to relevant functions as follows: health – $408 million; education – $110 million; social services – $74 million; protection of persons and property – $35 million; transportation – $7 million; natural resources and economic development – $39 million; other – $5 million; general government – $32 million.

Table A.11   Taxpayer-supported Entity Operating Statements (1): 2005/06 – 2008/09

	Actual	Forecast	Updated Plan
($ millions)	2005/06	2006/07	2007/08	2008/09
Taxpayer-supported Crown Agencies:

BC Transportation Financing Authority
Revenue	653	615	610	609
Expense	(600)	(580)	(705)	(620)
	53	35	(95)	(11)
Accounting adjustments	(168)	(155)	(145)	(137)
Net impact	(115)	(120)	(240)	(148)

British Columbia Buildings Corporation
Revenue	437	—	—	—
Expense	(383)	—	—	—
	54	—	—	—
Accounting adjustments	(7)	—	—	—
Net impact	47	—	—	—

British Columbia Housing Management Commission
Revenue	343	392	436	447
Expense	(343)	(392)	(436)	(447)
	—	—	—	—
Accounting adjustments	5	(16)	(3)	(1)
Net impact	5	(16)	(3)	(1)

British Columbia Transit
Revenue	154	168	181	188
Expense	(154)	(168)	(181)	(188)
	—	—	—	—
Accounting adjustments	6	(2)	(3)	(5)
Net impact	6	(2)	(3)	(5)

Tourism British Columbia
Revenue	58	58	59	59
Expense	(57)	(58)	(59)	(59)
	1	—	—	—
Accounting adjustments	(1)	6	—	—
Net impact	—	6	—	—

Other taxpayer-supported Crown agencies
Revenue	731	641	687	687
Expense	(651)	(631)	(655)	(679)
	80	10	32	8
Accounting adjustments	99	111	28	43
Net impact	179	121	60	51

Total net impact	122	(11)	(186)	(103)

	Actual	Forecast	Updated Plan
($ millions)	2005/06	2006/07	2007/08	2008/09
SUCH Sector and Regional Authorities:

School Districts
Revenue	4,812	4,995	4,989	5,007
Expense	(4,612)	(4,958)	(4,988)	(4,974)
	200	37	1	33
Accounting adjustments	24	48	40	30
Net impact	224	85	41	63

Universities
Revenue	2,634	2,678	2,773	2,873
Expense	(2,449)	(2,637)	(2,708)	(2,801)
	185	41	65	72
Accounting adjustments	93	54	56	33
Net impact	278	95	121	105

Colleges, University Colleges, and Institutes
Revenue	1,291	1,295	1,317	1,351
Expense	(1,252)	(1,297)	(1,323)	(1,355)
	39	(2)	(6)	(4)
Accounting adjustments	40	11	18	16
Net impact	79	9	12	12

Health Authorities
Revenue	8,072	8,354	8,384	8,433
Expense	(8,070)	(8,354)	(8,384)	(8,433)
	2	—	—	—
Accounting adjustments	10	(43)	(24)	(10)
Net impact	12	(43)	(24)	(10)

Hospital Societies
Revenue	707	717	691	709
Expense	(707)	(717)	(691)	(709)
	—	—	—	—
Accounting adjustments	6	2	2	1
Net impact	6	2	2	1

Children and Family Development Governance Authorities (2)
Revenue	441	620	721	1,217
Expense	(441)	(619)	(721)	(1,217)
	—	1	—	—
Accounting adjustments	4	1	5	2
Net impact	4	2	5	2

Total net impact	603	150	157	173

	Actual	Forecast	Updated Plan
($ millions)	2005/06	2006/07	2007/08	2008/09

Net operating statements of taxpayer-supported Crown agencies
Revenue	2,376	1,874	1,973	1,990
Accounting adjustments	(72)	(67)	(143)	(132)
Net revenue	2,304	1,807	1,830	1,858

Expense	(2,188)	(1,829)	(2,036)	(1,993)
Accounting adjustments	6	11	20	32
Net expense	(2,182)	(1,818)	(2,016)	(1,961)
Net fiscal plan impact	122	(11)	(186)	(103)

Net operating statements of SUCH sector and regional authorities
Revenue	17,957	18,659	18,875	19,590
Accounting adjustments	(358)	(418)	(367)	(393)
Net revenue	17,599	18,241	18,508	19,197

Expense	(17,531)	(18,582)	(18,815)	(19,489)
Accounting adjustments	535	491	464	465
Net expense	(16,996)	(18,091)	(18,351)	(19,024)
Net fiscal plan impact	603	150	157	173

Total net operating statements of taxpayer-supported entities
Revenue	20,333	20,533	20,848	21,580
Accounting adjustments	(430)	(485)	(510)	(525)
Net revenue	19,903	20,048	20,338	21,055

Expense	(19,719)	(20,411)	(20,851)	(21,482)
Accounting adjustments	541	502	484	497
Net expense	(19,178)	(19,909)	(20,367)	(20,985)
Net fiscal plan impact	725	139	(29)	70

(1)  Revenue and expense are shown as reported in the entity financial statements and service plans, before consolidation and accounting adjustments.

(2)  The amount of funding to be transferred, and the timing of the transfer, will be based on an assessment of Authority readiness.

Table A.12   Full-Time Equivalents (FTEs)(1),(2): 2005/06 – 2008/09

	Actual	Forecast	Updated Plan
FTEs	2005/06	2006/07	2007/08	2008/09

Ministries and special offices (CRF)	26,501	28,482	28,427	26,839
Taxpayer-supported Crown agencies	3,765	3,396	3,436	3,447
Regional authorities (3)	227	466	769	2,398
Total FTEs	30,493	32,344	32,632	32,684

(1)  Full-time equivalents (FTEs) are a measure of staff employment. FTEs are calculated by dividing the total hours of employment paid for in a given period by the number of hours an individual, full-time person would normally work in that period. This does not equate to the physical number of employees.

For example, two half-time employees would equal one FTE, or alternatively, three FTEs may represent two full-time employees who have worked sufficient overtime hours to equal an additional FTE.

(2)  FTE amounts do not include SUCH sector staff employment.

(3)  Number of FTEs to be transferred and the timing of the transfers will be based on an assessment of authority readiness.

Table A.13   Statement of Financial Position: 2006/07 – 2008/09

	Actual	Year-to-date	Forecast	Updated Plan
	March 31	June 30	March 31	March 31	March 31
($ millions)	2006	2006	2007	2008	2009
Financial assets
Cash and temporary investments	3,901	3,546	3,355	3,604	3,671
Other financial assets	6,940	6,823	7,319	7,276	7,337
Sinking funds	4,059	4,085	3,771	3,524	3,400
Investments in commercial Crown corporations:
Retained earnings	3,422	3,474	3,764	4,087	4,356
Recoverable capital loans	6,916	7,146	7,410	7,846	8,661
	10,338	10,620	11,174	11,933	13,017
	25,238	25,074	25,619	26,337	27,425
Liabilities
Accounts payable and accrued liabilities	7,218	6,586	6,973	7,581	8,144
Deferred revenue	5,674	5,622	5,984	5,916	5,922
Debt:
Taxpayer-supported debt	27,175	27,304	27,902	28,465	28,428
Self-supported debt	7,181	7,404	7,661	8,233	9,060
Forecast allowance	—	—	550	550	400
Total provincial debt	34,356	34,708	36,113	37,248	37,888
Add: debt offset by sinking funds	4,059	4,085	3,771	3,524	3,400
Less : guarantees and non-guaranteed debt	(379)	(365)	(370)	(531)	(545)
Financial statement debt	38,036	38,428	39,514	40,241	40,743
	50,928	50,636	52,471	53,738	54,809
Net liabilities	(25,690)	(25,562)	(26,852)	(27,401)	(27,384)
Capital and other non-financial assets
Tangible capital assets	24,719	25,015	27,085	28,936	30,345
Other non-financial assets	847	856	843	841	840
	25,566	25,871	27,928	29,777	31,185
Accumulated surplus (deficit)	(124)	309	1,076	2,376	3,801

Changes in Financial Position: 2006/07 – 2008/09

	Year-to-date	Forecast	Updated Plan
	June 30	March 31	March 31	March 31
($ millions)	2006	2007	2008	2009
Change in accumulated deficit:
Surplus for the period	(433)	(1,200)	(1,300)	(1,425)
Capital and other non-financial asset changes:
Increase in taxpayer-supported capital investments	643	3,749	3,427	3,070
Less: amortization and other accounting changes	(347)	(1,383)	(1,576)	(1,661)
Change in net capital assets	296	2,366	1,851	1,409
Increase (decrease) in other non-financial assets	9	(4)	(2)	(1)
	305	2,362	1,849	1,408
Increase (decrease) in net liabilities	(128)	1,162	549	(17)
Investment and working capital changes:
Increase (reduction) in cash and temporary investments	(355)	(546)	249	67
Increase in total investment in commercial Crown corporations:
Increase (decrease) in retained earnings	52	342	323	269
Self-supported capital investments	193	1,229	1,412	1,585
Less: loan repayments and other accounting changes	37	(735)	(976)	(770)
	282	836	759	1,084
Other working capital changes	593	26	(830)	(632)
	520	316	178	519
Increase (decrease) in financial statement debt	392	1,478	727	502
(Increase) decrease in sinking fund debt	(26)	288	247	124
Increase (decrease) in guarantees and non-guaranteed debt	(14)	(9)	161	14
Increase (decrease) in total provincial debt	352	1,757	1,135	640